12027483

City National
BANCSHARES CORP.

2011

Annual Report

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City National
BANCSHARES CORP.

May 30, 2012

Dear Shareholders:

In last year's letter to you, I acknowledged that my main priorities had to be to strengthen the Company in order to obtain needed new capital to ensure our ability to continue to operate in a way that positively impacts our stakeholders, including our customers and communities. As of the end of 2011, I want to share the great strides we have made in improving our Company and acknowledge the significant challenges still ahead.

In 2011, we have focused our attention on those issues that matter most to improve our overall financial condition, reduce the risk in our loan portfolio and improve our operational effectiveness.

We have made significant improvements in our consumer product set, including offering customers the ability to open accounts online and offering "rewards" and "cash-back" for maintaining appropriate balance levels. We rebranded the company and have begun advertising on local radio to improve brand awareness and drive new consumer and small business activity to our branches. We continue to maintain strong relationships with our municipal customers who appreciate our desire to serve the underserved population in distressed communities. In addition, we have added new talented members to the senior and middle management ranks to improve our ability to address the various business and regulatory issues we face.

However, the issues we face with a poorly performing loan portfolio, and weakness in our commercial real estate loan portfolio continue to plague us. Problem loans create an additional drain on earnings from both writedowns and increased expenses associated with managing the loan portfolio.

In 2011, we reported our third straight year of losses. Although much smaller than the previous two years, the $3.6mm loss has for the first time caused our common equity to turn negative. The poor performance of our loan portfolio has caused a total of $19.6 million in lost value and negatively impacts the value of your common stock.

We are working hard to hold the deterioration in the portfolio to the lowest possible levels, but realize that this strategy is not enough and therefore continue to seek additional investment capital to allow the company to meet regulator-mandated capital levels. Although this is a particularly difficult message to deliver, management and the Board is confident that we will be able to raise the needed capital, address the credit quality issues, as well as solve the regulatory compliance issues that currently are a drag on our overall performance. We expect that we will reach significant milestones in these metrics and our overall performance in the upcoming year.

We continue to enjoy the support of our many loyal customers and shareholders, as well as the support of our regulators and are grateful to them for that support and understanding. We continue to work every day to strengthen our Bank so that we can continue to play a pivotal role in our communities.

On behalf of the Board of Directors, management and staff, I thank you for your continued support.

Preston D. Pinkett III
President & CEO

Mission Statement

City National Bank of New Jersey, a minority-owned and managed commercial bank, is dedicated to building wealth and improving the quality of life within the communities it serves by:

- Providing exceptional customer service through personalized, flexible and professional services.
- Maintaining stable earnings and strong asset quality, while enhancing shareholder value.
- Providing a stimulating and challenging work environment that encourages, develops and rewards excellence.

Table of Contents

We are also a Community Development Financial Institution ("CDFI") and have received numerous awards from the United States Treasury Department for our lending efforts in low-income communities.

Five-Year Summary

Dollars in thousands, except per share data	2011	2010	2009	2008	2007
Year-end Balance Sheet data					
Total assets	$ 358,442	$ 387,267	$ 466,339	$ 494,539	$ 449,748
Gross loans	208,715	244,955	276,242	271,906	232,824
Allowance for loan losses	10,870	10,626	8,650	3,800	3,000
Investment securities	95,058	105,420	162,401	178,061	157,556
Total deposits	299,271	338,551	380,276	407,117	394,856
Short-term portion of long-term debt	5,000	5,000	5,000	5,000	—
Long-term debt	14,200	14,200	44,000	46,600	19,800
Stockholders' equity	19,771	22,896	31,013	28,092	28,872
Income Statement data					
Interest income	15,424	20,234	24,174	25,902	25,978
Interest expense	4,964	7,407	9,495	11,309	14,233
Net interest income	10,460	12,827	14,679	14,593	11,745
Provision for loan losses	3,014	9,487	8,105	1,586	772
Net interest income after provision for loan losses	7,446	3,340	6,574	13,007	10,973
Other operating income	4,020	5,617	3,124	279	2,694
Net impairment losses on securities	—	—	(2,333)	(2,688)	—
Other operating expenses	15,070	16,055	13,381	12,278	11,428
(Loss) income before income tax expense	(3,604)	(7,097)	(6,016)	1,008	2,239
Income tax (benefit) expense	73	360	1,806	50	372
Net (loss) income	$ (3,677)	$ (7,457)	$ (7,822)	$ 1,058	$ 1,867
Per common share data					
Net (loss) income per basic share	$ (32.60)	$ (60.54)	$ (68.36)	$ 1.87	$ 8.28
Net (loss) income per diluted share	(32.60)	(60.54)	(68.36)	1.87	8.09
Book value	(7.77)	19.96	85.50	130.10	141.04
Dividends declared	—	—	2.00	3.60	3.50
Basic average number of common shares outstanding	131,320	131,290	131,300	131,688	132,306
Diluted average number of common shares outstanding	131,320	131,290	131,300	131,688	148,623
Number of common shares outstanding at year-end	131,326	131,290	131,290	131,330	131,987
Financial ratios					
Return on average assets	(1.00)%	(1.63)%	(1.53)%	0.23%	0.44%
Return on average common equity	(19.89)%	(69.84)%	(36.55)%	1.38%	6.35%
Stockholders' equity as a percentage of total assets	5.52	5.91	6.65	5.68	6.42

Consolidated Balance Sheets

Dollars in thousands, except per share data	December 31, 2011	December 31, 2010
Assets		
Cash and due from banks (Note 3)	$ 5,960	$ 7,228
Federal funds sold (Note 4)	32,600	13,550
Interest-bearing deposits with banks	1,940	3,289
Investment securities available for sale (Note 5)	95,058	105,420
Loans (Note 6)	208,715	244,955
Less: Allowance for loan losses (Note 7)	10,870	10,626
Net loans	197,845	234,329
Premises and equipment (Note 8)	2,686	2,974
Accrued interest receivable	1,561	1,933
Bank-owned life insurance	5,920	5,730
Other real estate owned	1,524	1,997
Other assets (Note 13)	13,348	10,817
Total assets	$ 358,442	$ 387,267
Liabilities and Stockholders' Equity		
Deposits: (Notes 5 and 9)		
Demand	$ 37,379	$ 35,132
Savings	114,675	130,663
Time	147,217	172,756
Total deposits	299,271	338,551
Accrued expenses and other liabilities	20,200	6,620
Short-term portion of long-term debt (Note 11)	5,000	5,000
Long-term debt (Note 11)	14,200	14,200
Total liabilities	338,671	364,371
Commitments and contingencies (Note 21)		
Stockholders' equity (Notes 15, 16 and 24):		
Preferred stock, no par value: Authorized 100,000 shares (Note 15);		
Series A, issued and outstanding 8 shares in 2011 and 2010	200	200
Series C, issued and outstanding 108 shares in 2011 and 2010	27	27
Series D, issued and outstanding 3,280 shares in 2011 and 2010	820	820
Preferred stock, no par value, perpetual noncumulative: Authorized 200 shares;		
Series E, issued and outstanding 49 shares in 2011 and 2010	2,450	2,450
Preferred stock, no par value, perpetual noncumulative: Authorized 7,000 shares;		
Series F, issued and outstanding 7,000 shares in 2011 and 2010	6,790	6,790
Preferred stock, no par value, perpetual cumulative: Authorized 9,439 shares;		
Series G, issued and outstanding 9,439 shares in 2011 and 2010	10,504	9,990
Common stock, par value $10: Authorized 400,000 shares;		
134,530 shares issued in 2011 and 2010		
131,326 shares outstanding in 2011 and 131,290 in 2010	1,345	1,345
Surplus	601	1,115
(Accumulated deficit) retained earnings	(3,163)	514
Accumulated other comprehensive income (loss)	423	(127)
Treasury stock, at cost - 3,204 common shares in 2011 and 3,240 in 2010	(226)	(228)
Total stockholders' equity	19,771	22,896
Total liabilities and stockholders' equity	$ 358,442	$ 387,267

See accompanying notes to consolidated financial statements.

CITY NATIONAL BANCSHARES CORPORATION AND SUBSIDIARY

Consolidated Statements of Operations

Dollars in thousands, except per share data	Year Ended December 31, 2011	2010	2009
Interest income			
Interest and fees on loans	$ 11,294	$ 14,148	$ 16,146
Interest on Federal funds sold	25	42	54
Interest on deposits with banks	236	29	50
Interest and dividends on investment securities:			
Taxable	3,623	5,269	6,668
Tax-exempt	246	746	1,256
Total interest income	15,424	20,234	24,174
Interest expense			
Interest on deposits (Note 9)	4,155	5,715	7,670
Interest on short-term borrowings	—	1	3
Interest on long-term debt	809	1,691	1,822
Total interest expense	4,964	7,407	9,495
Net interest income	10,460	12,827	14,679
Provision for loan losses (Note 7)	3,014	9,487	8,105
Net interest income after provision for loan losses	7,446	3,340	6,574
Other operating income			
Service charges on deposit accounts	1,158	1,319	1,476
ATM fees	291	360	482
Award income	600	1,100	71
Earnings from cash surrender value of bank-owned life insurance	257	257	252
Undistributed income from unconsolidated subsidiaries	308	130	201
Other income (Note 12)	417	371	630
Net gains on securities transactions (Note 5)	989	2,080	12
Other than temporary impairment losses on securities	—	—	(19)
Portion of loss recognized in other comprehensive income, before tax	—	—	(2,314)
Net impairment losses on securities recognized in earnings	—	—	(2,333)
Total other operating income	4,020	5,617	791
Other operating expenses			
Salaries and other employee benefits (Note 14)	6,079	5,822	5,800
Occupancy expense (Note 8)	1,219	1,641	1,326
Equipment expense (Note 8)	500	557	648
Professional fees	798	837	432
Management consulting fees	1,749	1,369	683
Marketing expense	418	325	361
FDIC insurance expense	1,266	1,280	1,240
Data processing expense	393	352	361
Other real estate owned expense	780	146	558
Amortization of intangible assets	—	566	194
Federal Home Loan Bank advance prepayment penalty	—	694	—
Foreclosure expense	298	97	139
Other expenses (Note 12)	1,570	2,368	1,639
Total other operating expenses	15,070	16,054	13,381
Loss before income taxes	(3,604)	(7,097)	(6,016)
Income tax expense (Note 13)	73	360	1,806
Net loss	$ (3,677)	$ (7,457)	$ (7,822)
Net loss per common share (Note 17)			
Basic	$ (32.60)	$ (60.54)	$ (68.36)
Diluted	(32.60)	(60.54)	(68.36)
Basic average common shares outstanding	131,320	131,290	131,300
Diluted average common shares outstanding	131,320	131,290	131,300
Cash dividends declared per common share	$ —	$ —	$ 2.00

See accompanying notes to consolidated financial statements.

CITY NATIONAL BANCSHARES CORPORATION AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders' Equity

Dollars in thousands	Common Stock	Surplus	Preferred Stock	Retained Earnings (Accumulate d Deficit)	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Balance, December 31, 2008	$ 1,345	$ 1,115	$ 10,287	$ 16,694	$ (1,124)	$ (225)	$ 28,092
Net loss	–	–	–	(7,822)	–	–	(7,822)
Other comprehensive loss							
Unrealized holding gains on securities arising during the period (net of tax of $(2,574))	–	–	–	–	4,997	–	4,997
Reclassification adjustment for losses included in net income (net of tax of $485)	–	–	–	–	(2,333)	–	(2,333)
Total other comprehensive loss							(5,158)
Transition adjustment for adoption of FASB ASC 320-10-65-1	–	–	–	1,007	(1,007)	–	–
Proceeds from issuance of preferred stock	–	–	9,439	–	–	–	9,439
Purchase of treasury stock	–	–	–	–	–	(3)	(3)
Dividends paid on common stock	–	–	–	(1,094)	–	–	(1,094)
Dividends paid on preferred stock	–	–	–	(263)	–	–	(263)
Dividends accrued on preferred stock	–	–	60	(60)	–	–	–
Balance, December 31, 2009	1,345	1,115	19,786	8,462	533	(228)	31,013
Net loss	–	–	–	(7,457)	–	–	(7,457)
Other comprehensive loss							
Unrealized holding losses on securities arising during the period (net of tax of $82)	–	–	–	–	(177)	–	(177)
Transfer of held to maturity securities to available for sale at market value (net of tax of $459)	–	–	–	–	890	–	890
Reclassification adjustment for gains included in net income (net of tax of $707)	–	–	–	–	(1,373)	–	(1,373)
Total other comprehensive loss							(8,117)
Dividends accrued on preferred stock	–	–	491	(491)	–	–	–
Balance, December 31, 2010	$ 1,345	$ 1,115	$ 20,277	$ 514	$ (127)	$ (228)	$ 22,896
Net loss	–	–	–	(3,677)	–	–	(3,677)
Other comprehensive loss							
Unrealized holding gains on securities arising during the period (net of tax of $(620))	–	–	–	–	1,203	–	1,203
Reclassification adjustment for gains included in net income (net of tax of $336)	–	–	–	–	(653)	–	(653)
Total other comprehensive loss							(3,127)
Issuance of treasury stock	–	–	–	–	–	2	2
Dividends accrued on preferred stock	–	(514)	514	–	–	–	–
Balance, December 31, 2011	$ 1,345	$ 601	$ 20,791	$ (3,163)	$ 423	$ (226)	$ 19,771

See accompanying notes to consolidated financial statements.

CITY NATIONAL BANCSHARES CORPORATION AND SUBSIDIARY Consolidated Statements of Cash Flows

In thousands	Year Ended December 31, 2011	2010	2009
Operating activities			
Net loss	$ (3,677)	$ (7,457)	$ (7,822)
Adjustments to reconcile net loss to net cash from operating activities:			
Depreciation and amortization	366	404	432
Provision for loan losses	3,014	9,487	8,105
Premium amortization of investment securities	152	211	17
Amortization of intangible assets	—	566	194
Net gains on sales and early redemptions of investment securities	(989)	(2,080)	(12)
Net impairment losses on investment securities	—	—	2,333
Net (gains) losses on sales of loans held for sale	—	(6)	10
Net losses and writedowns of other real estate owned	613	43	427
Loans originated for sale	—	—	(312)
Proceeds from sales and principal payments from loans held for sale	—	196	273
Decrease in accrued interest receivable	372	613	250
Deferred taxes	—	845	2,372
Net increase in bank-owned life insurance	(190)	(193)	(192)
Increase in other assets	(2,577)	(1,935)	(6,103)
Increase in accrued expenses and other liabilities	13,580	670	70
Net cash provided by operating activities	10,664	1,364	42
Investing activities			
Decrease (increase) in loans, net	33,330	23,532	(8,993)
Decrease (increase) in interest bearing deposits with banks	1,349	(2,680)	117
Proceeds from maturities of investment securities available for sale, including principal repayments and early redemptions	20,588	42,300	27,100
Proceeds from maturities of investment securities held to maturity, including principal repayments and early redemptions	—	1,247	15,574
Proceeds from sales of investment securities available for sale	31,865	70,718	189
Purchases of investment securities available for sale	(40,658)	(56,513)	(22,096)
Purchases of investment securities held to maturity	—	—	(2,462)
Proceeds from sales of other real estate owned	—	556	275
Purchases of premises and equipment	(78)	(429)	(139)
Net cash provided by investing activities	46,396	78,731	9,565
Financing activities			
Decrease in deposits	(39,280)	(41,725)	(26,841)
Decrease in short-term borrowings	—	(100)	(1,750)
Decrease in short-term portion of long-term debt	—	—	(2,600)
(Decrease) increase in long-term debt	—	(29,800)	—
Proceeds from issuance of preferred stock	—	—	9,439
Issuance (purchases) of treasury stock	2	—	(3)
Dividends paid on preferred stock	—	—	(1,094)
Dividends paid on common stock	—	—	(263)
Net cash used in financing activities	(39,278)	(71,625)	(23,112)
Net increase (decrease) in cash and cash equivalents	17,782	8,470	(13,505)
Cash and cash equivalents at beginning of year	20,778	12,308	25,813
Cash and cash equivalents at end of year	$ 38,560	$ 20,778	$ 12,308
Cash paid (received) during the year			
Interest	$ 4,951	$ 7,432	$ 9,864
Income taxes (refunds)	(1,417)	59	1,279
Non-cash transactions			
Transfer of investments from held to maturity to available for sale	—	39,144	183
Transfer of loans to other real estate owned	140	244	1,508
Transfer of loans held for sale to loans	—	—	106

See accompanying notes to consolidated

Notes to Consolidated Financial Statements

Note 1 Summary of significant accounting policies

The accounting and reporting policies of City National Bancshares Corporation (the "Corporation" or "CNBC") and its subsidiaries, City National Bank of New Jersey (the "Bank" or "CNB") and City National Bank of New Jersey Capital Trust II conform with U.S. generally accepted accounting principles ("GAAP") and to general practice within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the balance sheet and revenues and expenses for the related periods. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change in the near term is the allowance for loan losses. In connection with the determination of this allowance, management generally obtains independent appraisals for significant properties. Judgments related to securities valuation and impairment are also critical because they involve a higher degree of complexity and subjectivity and require estimates and assumptions about highly uncertain matters. Accordingly, it is reasonably possible that the Corporation may be required to record additional provisions for loan losses and other than temporary impairment charges in future periods. Additionally, significant judgment is required to determine the future realization of deferred tax assets and whether a valuation allowance may be required. The following is a summary of the more significant policies and practices.

Business

City National Bancshares Corporation primarily through its subsidiary City National Bank of New Jersey, offers a broad range of lending, leasing, depository and related financial services to individual consumers, businesses and governmental units through seven full-service offices located in New Jersey, New York City and Long Island, New York. CNB competes with other banking and financial institutions in its primary market communities, including financial institutions with resources substantially greater than its own. Commercial banks, savings banks, savings and loan associations, credit unions, and money market funds actively compete for deposits and loans. Such institutions, as well as consumer finance and insurance companies, may be considered competitors with respect to one or more services they render.

CNB offers equipment leasing services through its minority ownership interest in an unconsolidated leasing company.

Principles of consolidation

The financial statements include the accounts of CNBC and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

For purposes of the presentation of the Statement of Cash Flows, Cash and cash equivalents includes cash and due from banks and federal funds sold.

Investment securities held to maturity and investment securities available for sale

Investment securities are designated as held to maturity or available for sale at the time of acquisition. Securities that the Corporation has the intent and ability at the time of purchase to hold until maturity are designated as held to maturity. Investment securities held to maturity are stated at cost and adjusted for amortization of premiums and accretion of discount to the earlier of maturity or call date using the level yield method.

Securities to be held for indefinite periods of time but not intended to be held until maturity or on a long-term basis are classified as investment securities available for sale. Securities held for indefinite periods of time include securities that the Corporation intends to use as part of its interest rate sensitivity management strategy and that may be sold in response to changes in interest rates, resultant risk and other factors. Investment securities available for sale are reported at fair market value, with unrealized gains and losses, net of deferred tax, reported as a component of accumulated other comprehensive income, which is included in stockholders' equity. Gains and losses realized from the sales of securities available for sale are determined using the specific identification method. Premiums are amortized and discounts are accreted using the "level yield" method.

Investment securities classified as held to maturity or available for sale are evaluated quarterly for other-than-temporary impairment. Other-than-temporary impairment means that the security's impairment is due to factors that could include its inability to pay interest or dividends, its potential for default, and/or other factors. As a result of the adoption of new authoritative guidance under ASC Topic 320, "Investments—Debt and Equity Securities" on April 1, 2009, when a held to maturity or available for sale debt security is assessed for other-than-temporary impairment, the Corporation has to first consider (a) whether it intends to sell the security, and (b) whether it is more likely than not that the Corporation will be required to sell the security prior to recovery of its amortized cost basis. If one of these circumstances applies to a security, an other-than-temporary impairment loss is recognized in the statement of income equal to the full amount of the decline in fair value below amortized cost. If neither of these circumstances applies to a security, but the Corporation does not expect to recover the entire amortized cost basis, an other-than-temporary impairment loss has occurred that must be separated into two categories: (a) the amount related to credit loss, and (b) the amount related to other factors. In assessing the level of other-than-temporary impairment attributable to credit loss, the Corporation compares the present value of cash flows expected to be collected with the amortized cost basis of the security. The portion of the total other-than-temporary impairment related to credit loss is recognized in earnings, while the amount related to other factors is recognized in other comprehensive income. The total other-than-temporary impairment loss is presented in the statement of income, less the portion recognized in other comprehensive income. When a debt security becomes other-than-temporarily impaired, its amortized cost basis is reduced to reflect the portion of the total impairment related to credit loss. Prior to the adoption of the new authoritative guidance, total other-than-temporary impairment losses (i.e., both credit and non-credit losses) on debt securities were recognized through earnings with an offset to reduce the amortized cost basis of the applicable debt securities by their entire impairment amount.

To determine whether a security's impairment is other-than-temporary, the Corporation considers factors that include the causes of the decline in fair value, such as credit problems, interest rate fluctuations, or market volatility, the severity and duration of the decline, its ability and intent to hold equity security investments until they recover in value (as well as the likelihood of such a recovery in the near term), the intent to sell security investments, or if it is more likely than not that the Corporation will be required to sell such securities before recovery of their individual amortized cost basis less any current-period credit loss. For debt securities, the primary consideration in determining whether impairment is other-than-temporary is whether or not it is probable that current or future contractual cash flows have been or may be impaired.

The Bank holds mortgage-backed securities in its investment portfolios, none of which are private-label. Such securities are subject to changes in the prepayment rates of the underlying mortgages, which may affect both the yield and maturity of the securities.

The Bank transferred its entire HTM portfolio to AFS in March 2010. This transfer was made in conjunction with a deleveraging program to reduce total asset levels and improve capital ratios. As a result, purchases of securities may not be classified as HTM until the second quarter of 2012.

Loans held for sale

Loans held for sale include residential mortgage loans originated with the intent to sell. Loans held for sale are carried at the lower of aggregate cost or fair value.

Loans

Loans are stated at the principal amounts outstanding, net of unearned discount and deferred loan fees, as well as interest received on certain nonaccrual loans. Interest income is accrued as earned, based upon the principal amounts outstanding. Loan origination fees and certain direct loan origination costs, as well as unearned discount, are deferred and recognized over the life of the loan revised for loan prepayments, as an adjustment to the loan's yield.

Recognition of interest on the accrual method is generally discontinued when a loan contractually becomes 90 days or more past due or a reasonable doubt exists as to the collectability of the loan, unless such loans are well-secured and in the process of collection. At the time a loan is placed on a nonaccrual status, previously accrued and uncollected interest is generally reversed against interest income in the current period. Interest on such loans, if appropriate, is recognized as income when payments are received. A loan is returned to an accrual status when it is current as to principal and interest and its future collectability is expected. Generally, this occurs after the loan has been performing for six months.

The Corporation has defined the population of impaired loans to be all nonaccrual loans of $100,000 or more. Impaired loans of $100,000 or more are individually assessed to determine that the loan's carrying value does not exceed the fair value of the underlying collateral or the present value of the loan's expected future cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment are specifically excluded from the impaired loan portfolio.

Trouble debt restructured ("TDR") loans are those loans whose terms have been modified because of deterioration of the financial condition of the borrower to provide for a reduction of interest or principal payments, or both. An allowance is established for all TDR loans based on the present value of the respective loan's future cash flows unless the loan is deemed collateral dependent. The majority of concessions made for TDRs involve lowering the monthly payments on the loans either through a reduction in interest rate below a market rate, an extension of the term of the loan, or a combination of the two methods. They seldom result in the forgiveness of principal or accrued interest. In addition, we attempt to obtain additional collateral or guarantees when modifying such loans. If the borrower demonstrates the ability to perform under the restructured terms, the loan will continue to accrue interest. Nonaccruing restructured loans may be returned to accrual status when there has been a sustained period of repayment performance (generally six consecutive months of payments) and both principal and interest are considered collectible. TDRs are carried at a balance net of any charge-offs required when the modifications to the loan are made and the loan is determined to be a TDR.

Allowance for loan losses

The allowance for loan losses ("ALLL") is maintained at a level determined adequate to provide for losses inherent in the loan portfolio. The allowance is increased by provisions charged to operations and recoveries of loans previously charged off and reduced by loan charge-offs. Generally, losses on loans are charged against the allowance for loan losses when it is believed that the collection of all or a portion of the principal balance is unlikely and the collateral is not adequate.

Certain inherent, but unconfirmed losses are probable within the loan portfolio. The Bank's operations and lending activities are centered in urban communities which are more vulnerable to economic downturns. Unanticipated events, including political, economic and regulatory changes could cause changes in the credit characteristics of the portfolio and result in an unanticipated increase in the allowance.

The Bank's current methodology for determining the projected level of losses is based on historical loss rates, current credit grades, specific reserve allocations on loans modified as TDRs and impaired commercial credits above specified thresholds, and other qualitative adjustments. Due to the heavy reliance on realized historical losses and the credit grade rating process, the calculated reserves required under the model may tend to slightly lag the deterioration in the portfolio in a stable or deteriorating credit environment and may tend not to be as responsive when improved conditions have presented themselves.

Given these model limitations and market characteristics, the qualitative adjustment factors may be incremental or detrimental to the quantitative model results. An unallocated component to the ALLL is maintained to recognize the imprecision in estimating and measuring loss. Correspondingly, the portion considered unallocated may fluctuate from period to period based on management's evaluation of the factors affecting the assumptions used in calculating the allowance, including historical loss experience and current economic conditions.

The allowance is maintained at a level estimated to absorb probable credit losses inherent in the loan portfolio as well as other credit risk related charge-offs. The allowance is based on ongoing evaluations of the probable estimated losses inherent in the loan portfolio. The Bank's methodology for evaluating the appropriateness of the allowance includes segmentation of the loan portfolio into its various components, tracking the historical levels of classified loans and delinquencies, applying economic outlook factors, assigning specific incremental reserves where necessary, providing specific reserves on impaired loans, and assessing the nature and trend of loan charge-offs. Additionally, the volume of non-performing loans, concentration risks by size, type, and geography, new markets, collateral adequacy and economic conditions are taken into consideration.

The allowance established for probable losses on specific loans are based on a regular analysis and evaluation of classified loans. Loans are classified based on an internal credit risk grading process that evaluates, among other things: (i) the obligor's ability to repay; (ii) the underlying collateral, if any; and (iii) the economic environment and industry in which the borrower operates. Loans with a grade that is below a predetermined grade are adversely classified. Any change in the credit risk grade of performing and/or non-performing loans affects the amount of the related allowance.

Once a loan is classified, the loan is analyzed to determine whether the loan is impaired and, if impaired, the need to specifically allocate a portion of the allowance for loan losses to the loan. Specific valuation allowances are determined by analyzing the borrower's ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower's industry, among other things.

Additionally, management individually evaluates nonaccrual loans and all troubled debt restructured loans for impairment based on the underlying anticipated method of payment consisting of either the expected future cash flows from the borrower or the proceeds from the disposition of the related collateral. If payment is expected solely based on the underlying collateral, an appraisal is completed to assess the fair value of the collateral. Collateral dependent impaired loan balances are written down to the current fair value of each loan's underlying collateral resulting in an immediate charge-off to the allowance, excluding any consideration for personal guarantees that may be pursued in the Bank's collection process. If repayment is based upon future expected cash flows, the present value of the expected future cash flows discounted at the loan's original effective interest rate is compared to the carrying value of the loan, and any shortfall is recorded as a specific valuation allowance in the allowance for loan losses.

The allowance also contains unallocated reserves to cover inherent losses within a given loan category which have not been otherwise reviewed or measured on an individual basis. This unallocated portion of the allowance reflects management's best estimate of the elements of imprecision and estimation risk inherent in the calculation of the overall allowance. Due to the subjectivity involved in determining the overall allowance, including the unallocated portion, the portion considered unallocated may fluctuate from period to period based on management's evaluation of the factors affecting the assumptions used in calculating the overall allowance, including historical loss experience, current economic conditions, and industry or borrower concentrations. Changes may also occur due to the necessity of maintaining consistent loss coverage ratios for the various loan risk components.

Management believes that the allowance for loan losses is adequate. While management uses available information to determine the adequacy of the allowance, future additions may be necessary based on changes in economic conditions or subsequent events unforeseen at the time of evaluation. Additionally, to the extent that actual results differ from forecasts or management's judgment, the ALLL may be greater or less than future charge-offs.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to increase the allowance based on their judgment of information available to them at the time of their examination.

Bank premises and equipment

Premises and equipment are stated at cost less accumulated depreciation based upon estimated useful lives of three to 40 years, computed using the straight-line method. Leasehold improvements, carried at cost, net of accumulated depreciation, are generally amortized over the terms of the leases or the estimated useful lives of the assets, whichever are shorter, using the straight-line method. Expenditures for maintenance and repairs are charged to operations as incurred, while major replacements and improvements are capitalized. The net asset values of assets retired or disposed of are removed from the asset accounts and any related gains or losses are included in operations.

Other assets

Other assets include the Bank's 35.4% interest in a leasing company. The investment in the unconsolidated investee is carried using the equity method of accounting whereby the carrying value of the investment reflects the Corporation's initial cost of the investment and the Corporation's share of the leasing company's annual net income or loss.

Other real estate owned

OREO acquired through foreclosure or deed in lieu of foreclosure is carried at the lower of cost or fair value less estimated cost to sell, net of a valuation allowance. When a property is acquired, the excess of the loan balance over the estimated fair value is charged to the allowance for loan losses. Operating results, including any future writedowns of OREO, rental income and operating expenses, are included in "Other expenses."

An allowance for OREO is established through charges to "Other expenses" to maintain properties at the lower of cost or fair value less estimated cost to sell.

Core deposit premiums

The premium paid for the acquisition of deposits in connection with the purchases of branch offices is amortized on a straight-line basis over a nine-year period, its estimated useful life, and is reviewed at least annually for impairment. If an impairment is found to exist, the carrying value is reduced by a charge to earnings. Amortization totaled $0 in 2011, $566,000 in 2010 and $194,000 in 2009. 2010 included accelerated amortization of $468,000 of core deposit intangibles of two closed branches. As of December 31, 2011, all core deposit premiums have been fully amortized.

Long-term debt

The Corporation has sold $4 million of trust preferred securities through a wholly-owned statutory business trust. The trust has no independent assets or operations and exists for the sole purpose of issuing trust preferred securities and investing the proceeds thereof in an equivalent amount of junior subordinated debentures issued by the Corporation. The junior subordinate debentures, which are the sole assets of the trusts, are unsecured obligations of the Corporation and are subordinate and junior in right of payment to all present and future senior and subordinated indebtedness and certain other financial obligations of the Corporation.

On December 10, 2003, the FASB issued FASB Interpretation No. 46R ("FIN 46R"), which replaced FIN 46. FIN 46R clarifies the applications of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R required the Corporation to de-consolidate its investments in the trusts recorded as long-term debt.

Income taxes

Federal income taxes are based on currently reported income and expense after the elimination of income which is exempt from Federal income tax.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Such temporary differences include depreciation and the provision for possible loan losses. Where applicable, deferred tax assets are reduced by a valuation allowance for any portions determined not likely to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A reserve is maintained related to certain tax positions and strategies that management believes contain an element of uncertainty. Management periodically evaluates each of its tax positions and strategies to determine whether the reserve continues to be appropriate.

Net loss per common share

Basic loss per common share is calculated by dividing net loss less dividends on preferred stock by the weighted average number of common shares outstanding. On a diluted basis, both net loss and common shares outstanding are adjusted to assume the conversion of the convertible subordinate debentures, if determined to be dilutive.

Comprehensive income (loss)

Other comprehensive income (loss) includes unrealized gains (losses) on securities available for sale (including the non-credit portion of any other-than-temporary impairment charges relating to these securities effective April 1, 2009). Comprehensive income (loss) and its components are included in the consolidated statements of changes in shareholders' equity.

Recent accounting pronouncements

Accounting Standards Update ("ASU") No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures About Fair Value Measurements," requires new disclosures and clarifies certain existing disclosure requirements about fair value measurement. Specifically, the update requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for such transfers. A reporting entity is required to present separately information about purchases, sales, issuances, and settlements in the reconciliation of fair value measurements using Level 3 inputs. In addition, the update clarifies the following requirements of the existing disclosures: (i) for the purposes of reporting fair value measurements for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets; and (ii) a reporting entity is required to include disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The disclosures related to the gross presentation of purchases, sales, issuances and settlements of assets and liabilities included in Level 3 of the fair value hierarchy became effective on January 1, 2011. The other disclosure requirements and clarifications made by ASU No. 2010-06 became effective on January 1, 2010.

ASU No. 2011-02, "Receivables (Topic 310) – A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring," provides clarifying guidance intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude, under the guidance clarified by ASU No. 2011-02, that both of the following exist: (i) the restructuring constitutes a concession to the debtor; and (ii) the debtor is experiencing financial difficulties. ASU No. 2011-02 applies retrospectively to restructurings occurring on or after January 1, 2011 and was effective on July 1, 2011. The adoption of ASU No. 2011-02 is not expected to have a significant impact on the consolidated financial statements.

ASU No. 2011-04, "Fair Value Measurements (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS," was issued as a result of the effort to develop common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS"). While ASU No. 2011-04 is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands the existing disclosure requirements for fair value measurements and clarifies the existing guidance or wording changes to align with IFRS No. 13. Many of the requirements for the amendments in ASU No. 2001-04 do not result in a change in the application of the requirements in Topic 820. ASU No. 2011-04 was effective for all interim and annual periods beginning after December 15, 2011. The adoption of ASU No. 2011-04 is not expected to have a significant impact on its consolidated financial statements.

ASU No. 2011-05, "Comprehensive Income (Topic 220) – Presentation of Comprehensive Income," requires an entity to present components of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. ASU No. 2011-05 must be applied retrospectively and is effective for all interim and annual periods beginning on or after December 15, 2011. The adoption of ASU No. 2011-05 is not expected to have a significant impact on the consolidated financial statements.

ASU No. 2011-08, "Intangibles – Goodwill and Other (Topic 350) Testing Goodwill for Impairment," provides the option of performing a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount, before applying the current two-step goodwill impairment test. If the conclusion is that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the entity would be required to conduct the current two-step goodwill impairment test. Otherwise, the entity would not need to apply the two-step test. ASU No. 2011-28 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The adoption of ASU No. 2011-08 is not expected to have a significant impact on its consolidated financial statements.

In April 2010, the FASB issued ASU 2010-18, which states that modifications of loans that are accounted for within a pool under ASC 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amendments do not affect the accounting for loans under the scope of ASC 310-30 that are not accounted for within pools. Loans accounted for individually under ASC 310-30 continue to be subject to the troubled debt restructuring accounting provisions within ASC 310-40, "Receivables-Troubled Debt Restructurings by Creditors." The amendments were effective for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. The adoption of this pronouncement did not have a material impact on the Corporation's financial condition, results of operations or financial statement disclosures.

In July 2010, the FASB issued ASU 2010-20 to provide financial statement users with greater transparency about an entity's allowance for credit losses and the credit quality of its financing receivables. The objective of the ASU is to provide disclosures that assist financial statement users in their evaluation of (1) the nature of an entity's credit risk associated with its financing receivables, (2) how the entity analyzes and assesses that risk in arriving at the allowance for credit losses and (3) the changes in the allowance for credit losses and the reasons for those changes. Disclosures provided to meet the objective above should be provided on a disaggregated basis. The disclosures as of the end of a reporting period were effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period were effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this pronouncement did not have a material impact on the Corporation's financial condition or results of operations.

Note 2 Going Concern/Regulatory Compliance

The consolidated financial statements of the Corporation as of and for the year ended December 31, 2011 have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Bank was subject to a Formal Agreement with the OCC entered into on June 29, 2009 (the "Formal Agreement"). The Formal Agreement required, among other things, the enhancement and implementation of certain programs to reduce the Bank's credit risk, along with the development of a capital and profit plan, the development of a contingency funding plan and the correction of deficiencies in the Bank's loan administration. The Bank failed to comply with certain provisions of the Formal Agreement; and failed to comply with the higher leverage ratio of 8%, required to be maintained.

Due to the Bank's condition, the OCC has required that the Board of Directors of the Bank (the "Bank Board") sign a formal enforcement action with the OCC, which mandates specific actions by the Bank to address certain findings from the OCC's examination and to address the Bank's current financial condition. The Bank entered into a Consent Order ("Order" or "Consent Order") with the OCC on December 22, 2010, which contains a list of requirements. The Order supersedes and replaces the Formal Agreement. The Order also contains restrictions on future extensions of credit and requires the development of various programs and procedures to improve the Bank's asset quality as well as routine reporting on the Bank's progress toward compliance with the Order to the Bank Board and the OCC. As a result of the Order, the Bank may not be deemed "well-capitalized." The description of the Consent Order is only a summary.

Specifically, the Order imposes the following requirements on the Bank:

- within five (5) days of the Order, the Bank Board must appoint a Compliance Committee to be comprised of at least three directors, none of whom may be an employee, former employee or controlling shareholder of the Bank or any of its affiliates, to monitor and coordinate the Bank's adherence to the Order.

- within ninety (90) days of the Order, the Bank Board must develop and submit to the OCC for review a written strategic plan covering at least a three-year period, establishing objectives for the overall risk profile, earnings performance, growth, balance sheet mix, off-balance sheet activities, liability structure, capital adequacy, reduction in the volume of nonperforming assets, product line development, and market segments that the Bank intends to promote or develop, together with strategies to achieve those objectives.

- by March 31, 2011, and thereafter, the Bank must maintain total capital at least equal to 13% of risk-weighted assets and Tier 1 capital at least equal to 9% of adjusted total assets; this requirement means that the Bank may not be considered "well-capitalized" as otherwise defined in applicable regulations.

- within ninety (90) days of the Order, the Bank Board must submit to the OCC a written capital plan for the Bank covering at least a three-year period, including specific plans for the achievement and maintenance of adequate capital, projections for growth and capital requirements, based upon a detailed analysis of the Bank's assets, liabilities, earnings, fixed assets and off-balance sheet activities; identification of the primary sources from which the Bank will maintain an appropriate capital structure to meet the Bank's future needs, as set forth in the strategic plan; specific plans detailing how the Bank will comply with restrictions or requirements set forth in the Order and with the restrictions against brokered deposits in 12 C.F.R. § 337.6; contingency plans that identify alternative methods to strengthen capital, should the primary source(s) not be available;

and a prohibition on the payment of director fees unless the Bank is in compliance with the minimum capital ratios previously identified in the prior paragraph or express written authorization is provided by the OCC.

- the Bank is restricted on the payment of dividends.

- to ensure the Bank has competent management in place at all times, including: within 90 days of the Order the Bank Board shall provide to the OCC qualified and capable candidates for the positions of President, Senior Credit Officer, Consumer Compliance Officer and Bank Secrecy Officer; within 90 days of the date of the Order, the Bank Board (with the exception of Bank executive officers) shall prepare a written assessment of the Bank's executive officers to perform present and anticipated duties; prior to appointment of any individual to an executive position provide notice to the OCC, who shall have the power to veto such appointment; and the Bank Board shall at least annually perform a written performance appraisal for each Bank executive officer.

- within sixty (60) days of the Order, the Bank Board shall develop and the Bank shall implement, and thereafter ensure compliance with, a written credit policy to ensure the Bank's compliance with written programs to improve the Bank's loan portfolio management.

- within ninety (90) days of the Order the Bank Board shall develop, implement and thereafter ensure Bank adherence to a written program to improve the Bank's loan portfolio management, including: requiring that extensions of credit are granted, by renewal or otherwise, to any borrower only after obtaining, performing, and documenting a global analysis of current and satisfactory credit information; requiring that existing extensions of credit structured as single pay notes are revised upon maturity to conform to the Bank's revised loan policy; ensuring satisfactory and perfected collateral documentation; tracking and analyzing credit, collateral, and policy exceptions; providing for accurate risk ratings consistent with the classification standards contained in the Comptroller's Handbook on "Rating Credit Risk"; providing for identification, measurement, monitoring, and control of concentrations of credit; ensuring compliance with Call Report instructions, the Bank's lending policies, and laws, rules, and regulations pertaining to the Bank's lending function; ensuring the accuracy of internal management information systems; and providing adequate training of Bank personnel performing credit analyses in cash flow analysis, particularly analysis using information from tax returns, and implement processes to ensure that additional training is provided as needed.

- within sixty (60) days of the Order, the Bank Board must establish a written performance appraisal and salary administration process for loan officers that adequately consider performance relative to job descriptions, policy compliance, documentation standards, accuracy in credit grading, and other loan administration matters.

- the Bank must implement and maintain an effective, independent, and on-going loan review program to review, at least quarterly, the Bank's loan and lease portfolios, to assure the timely identification and categorization of problem credits.

- the Bank is also required to implement and adhere to a written program for the maintenance of an adequate Allowance for Loan and Lease Losses, providing for review of the allowance by the Bank Board at least quarterly.

- within sixty (60) days of the Order, the Bank Board shall adopt and the Bank (subject to Bank Board review and ongoing monitoring) shall implement and thereafter ensure adherence to a written program designed to protect the Bank's interest in those assets criticized in the most recent Report of Examination ("ROE") by the OCC, in any subsequent ROE, by any internal or external loan review, or in any list provided to management by the National Bank Examiners during any examination as "doubtful," "substandard," or "special mention."

- within one hundred twenty (120) days of the Order, the Bank Board must revise and maintain a comprehensive liquidity risk management program, which assesses, on an ongoing basis, the Bank's current and projected funding needs, and ensures that sufficient funds or access to funds exist to meet those needs, which program includes effective methods to achieve and maintain sufficient liquidity and to measure and monitor liquidity risk.

- within ninety (90) days of the Order, the Bank Board shall identify and propose for appointment a minimum of two (2) new independent directors that have a background in banking, credit, accounting, or financial reporting, and such appointment will be subject to veto power of the OCC.

- within ninety (90) days of the Order, the Bank Board shall adopt, implement, and thereafter ensure adherence to a written consumer compliance program designed to ensure that the Bank is operating in compliance with all applicable consumer protection laws, rules, and regulations.

- within ninety (90) days of the Order, the Bank Board shall develop, implement, and thereafter ensure Bank adherence to a written program of policies and procedures to provide for compliance with the Bank Secrecy Act, as amended (31 U.S.C. §§ 5311 et seq.), the regulations promulgated thereunder and regulations of the Office of Foreign Assets Control ("OFAC"), 31

C.F.R. Chapter V, as amended (collectively referred to as the "Bank Secrecy Act" or "BSA") and for the appropriate identification and monitoring of transactions that pose greater than normal risk for compliance with the BSA.

- within ninety (90) days, of the Order, the Bank Board shall: develop, implement, and thereafter ensure Bank adherence to an independent, internal audit program sufficient to detect irregularities and weak practices in the Bank's operations; determine the Bank's level of compliance with all applicable laws, rules, and regulations; assess and report the effectiveness of policies, procedures, controls, and management oversight relating to accounting and financial reporting; evaluate the Bank's adherence to established policies and procedures, with particular emphasis directed to the Bank's adherence to its loan, consumer compliance, and BSA policies and procedures; evaluate and document the root causes for exceptions; and establish an annual audit plan using a risk-based approach sufficient to achieve these objectives.

- within ninety (90) days of the Order, the Bank Board must develop and implement a comprehensive compliance audit function to include an independent review of all products and services offered by the Bank, including without limitation, a risk-based audit program to test for compliance with consumer protection laws, rules, and regulations that includes an adequate level of transaction testing; procedures to ensure that exceptions noted in the audit reports are corrected and responded to by the appropriate Bank personnel; and periodic reporting of the results of the consumer compliance audit to the Bank Board or a committee thereof.

- the Bank Board shall require and the Bank shall immediately take all necessary steps to correct each violation of law, rule, or regulation cited in any ROE, or brought to the Bank Board's or Bank's attention in writing by management, regulators, auditors, loan review, or other compliance efforts.

The Order permits the OCC to extend the time periods under the Order upon written request. Any material failure to comply with the Order could result in further enforcement actions by the OCC. In addition, if the OCC does not accept the capital plan or the Bank fails to achieve and maintain the minimum capital levels, the Order specifically states that the OCC may require the Corporation to sell, merge or liquidate the Bank.

As a result of the Consent Order, the Bank may not accept, renew or roll over any brokered deposit. This affects the Bank's ability to obtain funding. In addition, the Bank may not solicit deposits by offering an effective yield that exceeds by more than 75 basis points the prevailing effective yields on insured deposits of comparable maturity in such institution's normal market area or in the market area in which such deposits are being solicited.

As of December 31, 2011, when considering deadline extensions granted, the Corporation has been informed by the OCC that it has fully complied with two of the thirteen articles of the Consent Order. The two articles in full compliance are Article II - Compliance Committee and Article XIII - Internal Audit Program. The remaining articles are in various stages of compliance and management is working diligently to achieve full compliance. Please see Note 24 for actual capital ratios as of December 31, 2011.

On December 14, 2010, the Corporation entered into a written agreement (the "FRBNY Agreement") with the Federal Reserve Bank of New York ("FRBNY"). The following is only a summary of the FRBNY Agreement. Pursuant to the FRBNY Agreement, the Corporation's board of directors is to take appropriate steps to utilize fully the Corporation's financial and managerial resources to serve as a source of strength to the Bank, including causing the Bank to comply with the Formal Agreement (now superseded) and any other supervisory action taken by the OCC, such as the Order.

In the FRBNY Agreement, the Corporation agreed that it would not declare or pay any dividends without prior written approval of the FRBNY and the Director of the Division of Banking Supervision and Regulation of the Board of Governors of the Federal Reserve System (the "Banking Director"). It further agreed that it would not take dividends or any other form of payment representing a reduction in capital from the Bank without the FRBNY's prior written approval. The FRBNY Agreement also provides that neither the Corporation nor its nonbank subsidiary will make any distributions of interest, principal or other amounts on subordinated debentures or trust preferred securities without the prior written approval of the FRBNY and the Banking Director.

The FRBNY Agreement further provides that the Corporation shall not incur, increase or guarantee any debt without FRBNY approval. In addition, the Corporation must obtain the prior approval of the FRBNY for the repurchase or redemption of its shares of stock. Additionally, the FRBNY Agreement further provides that in appointing any new director or senior executive officer or changing the responsibilities of any senior executive officer so that the officer would assume a different senior position, the Corporation must notify the Board of Governors of the Federal Reserve System and such board or the FRBNY or the OCC, may veto such appointment or change. The FRBNY Agreement further provides that the Corporation is restricted in making certain severance and indemnification payments. The failure of the Corporation to comply with the FRBNY Agreement could have severe adverse consequences on the Bank and the Corporation.

The Corporation recorded a net loss of $3.7 million in 2011 and a net loss of $7.5 million in 2010 primarily due to significant declines in net interest income and other operating income, along with higher costs for consultants retained to achieve compliance with the provisions of the Formal Agreement and Consent Order, offset by a reduction in the provision for loan losses. However, we are currently not generating sufficient operating income to cover operating expenses before consideration of the provision for loan losses, a condition which is worsening. These ongoing losses will hamper management's ability to achieve compliance with the required capital ratios.

The decrease in real estate values and instability in the market, as well as other macroeconomic factors, such as unemployment, have contributed to a decrease in credit quality and increased provisioning. While the Bank and Corporation are implementing steps to improve their financial performance, there can be no assurance they will be successful. These deteriorating financial results and the failure of the Bank to comply with the OCC's higher mandated capital ratios under the Consent Order, and the actions that the OCC may take as a result thereof, raise substantial doubt about the Corporation's and the Bank's ability to continue as going concerns.

As a result of the Consent Order, collateral requirements for municipal deposit letters of credit issued by the Federal Home Loan Bank are increasing.

Management has developed a plan to address the compliance matters raised by the OCC and the ability to maintain future financial viability and submitted the plan to the OCC for approval. The OCC indicated that they had no objections. The plan provides for the addition of new lines of business and strategic growth initiatives, a restructuring of staff where necessary, and the preparation and use of an Investor Presentation to assist in a capital raise. We have formed a strategic alliance with a third-party online deposit vendor, which we believe will attract new sources of deposits, and have completed the staff restructuring. We are also in process of our capital raise and expect to expand into new lines of business, subject to obtaining the necessary regulatory approvals, upon completion of the capital raise in 2012. However, there can be no assurances that the capital raise will be successful.

Note 3 Cash and due from banks

The Bank is required to maintain a reserve balance with the Federal Reserve Bank based primarily on deposit levels. These reserve balances averaged $3.1 million in 2011 and $2.5 million in 2010.

Note 4 Federal funds sold

Federal funds sold averaged $32.6 million during 2011 and $29.5 million in 2010, while the maximum balance outstanding at any month-end during 2011, 2010 and 2009 was $44.3 million, $49.8 million and $70.5 million, respectively.

Note 5 Investment securities available for sale

The amortized cost and fair values at December 31 of investment securities available for sale were as follows:

2011 In thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of U.S. government agencies	$ 9,005	$ 146	$ —	$ 9,151
Obligations of U.S. government sponsored entities	12,805	233	11	13,027
Obligations of state and political subdivisions	3,326	174	—	3,500
Mortgage-backed securities	58,373	2,059	—	60,432
Other debt securities	8,366	31	2,190	6,207
Equity securities:				
Marketable securities	783	—	19	764
Nonmarketable securities	115	—	—	115
Federal Reserve Bank and Federal Home Loan Bank stock	1,862	—	—	1,862
Total	$ 94,635	$ 2,643	$ 2,220	$ 95,058

2010 In thousands		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
U.S. Treasury securities and obligations of U.S. government agencies	$	3,389	$	64	$	24	$	3,429
Obligations of U.S. government sponsored entities		15,447		100		267		15,280
Obligations of state and political subdivisions		9,604		194		285		9,513
Mortgage-backed securities		66,037		1,892		24		67,905
Other debt securities		8,358		37		1,839		6,556
Equity securities:								
Marketable securities		748		—		21		727
Nonmarketable securities		115		—		—		115
Federal Reserve Bank and Federal Home Loan Bank stock		1,895		—		—		1,895
Total	$	105,593	$	2,287	$	2,460	$	105,420

The amortized cost and the fair values of investments in debt securities available for sale are distributed by contractual maturity, without regard to normal amortization including mortgage-backed securities, which will have shorter estimated lives as a result of prepayments of the underlying mortgages.

In thousands		Amortized Cost		Fair Value
Due after one year but within five years:				
U.S. Treasury securities and obligations of U.S. government agencies	$	30	$	30
Obligations of U.S. government sponsored entities		287		289
Obligations of state and political subdivisions		—		—
Mortgage-backed securities		374		391
Other debt securities		1,000		950
Due after five years but within ten years:				
U.S. Treasury securities and obligations of U.S. government agencies		82		82
Obligations of U.S. government sponsored entities		3,322		3,449
Obligations of state and political subdivisions		1,680		1,761
Mortgage-backed securities		317		331
Due after ten years:				
U.S. Treasury securities and obligations of U.S. government agencies		8,893		9,039
Obligations of U.S. government sponsored entities		9,196		9,289
Obligations of state and political subdivisions		1,646		1,739
Mortgage-backed securities		57,682		59,710
Other debt securities		7,366		5,257
Total debt securities		91,875		92,317
Equity securities		2,760		2,741
Total	$	94,635	$	95,058

Sales of investment securities available for sale resulted in gross losses of $0, $92,000 and $1,000 and gross gains of $989,000, $2,172,000 and $12,000 in 2011, 2010 and 2009, respectively. Additionally, impairment charges of 2.3 million were recorded during 2009 while none were recorded in 2011 or 2010. These charges resulted from the determination that the unrealized losses in two CDOs were other than temporary, based on the expectation that it is probable that all principal and interest payments will not be received in accordance with the securities' contractual terms.

Interest and dividends on investment securities available for sale were as follows:

In thousands	2011	2010	2009
Taxable	$ 3,623	$ 5,112	$ 5,732
Tax-exempt	246	470	68
Total	$ 3,869	$ 5,582	$ 5,800

Investment securities available for sale with a carrying value of $62 million were pledged to secure U.S. government and municipal deposits and Federal Home Loan Bank borrowings at December 31, 2011. In certain instances, pledging requirements have increased as a result of the Consent Order.

Investment securities available for sale which have had continuous unrealized losses as of December 31 are set forth below.

	Less than 12 Months		12 Months or More		Total	
2011 In thousands	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Treasury securities and obligations of U.S. government agencies	$ —	$ —	$ 28	$ —	$ 28	$ —
Obligations of U.S. Government sponsored entities	1,527	—	1,824	11	3,351	11
Other debt securities	831	104	4,809	2,086	5,640	2,190
Equity securities	—	—	783	19	783	19
Total	$ 2,358	$ 104	$ 7,444	$ 2,116	$ 9,802	$ 2,220

	Less than 12 Months		12 Months or More		Total	
2010 In thousands	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Treasury securities and obligations of U.S. government agencies	$ 1,054	$ 23	$ 162	$ 1	$ 1,216	$ 24
Obligations of U.S. Government sponsored entities	6,733	254	2,080	13	8,813	267
Mortgaged-backed securities	6,219	24	—	—	6,219	24
Obligations of state and political subdivisions	5,147	285	—	—	5,147	285
Other debt securities	—	—	5,050	1,839	5,050	1,839
Equity securities	—	—	727	21	727	21
Total	$ 19,153	$ 586	$ 8,019	$ 1,874	$ 27,172	$ 2,460

The gross unrealized losses set forth above as of December 31, 2011 were attributable primarily to single-issue trust preferred securities ("TRUPS") issued by financial institutions, CDOs collateralized primarily by TRUPS issued by banks and other corporate debt, all of which are included with other debt securities. The fair value of these securities has been negatively impacted by the lack of liquidity in the overall TRUPS and corporate debt markets although all issuers continue to perform. The decline in investment securities with continuing unrealized losses was a result of sales of securities with unrealized losses during the fourth quarter of 2011.

The following table presents a rollforward of the credit loss component of other-than-temporary impairment losses ("OTTI") on debt securities for which a non-credit component of OTTI was recognized in other comprehensive income (loss). The beginning balance represents the credit loss component for debt securities for which OTTI occurred prior to April 1, 2009. OTTI recognized in earnings after that date for credit-impaired debt securities is presented as additions in two components, based upon whether the current period is the first time a debt security was credit-impaired (initial credit impairment) or is not the first time a debt security was credit impaired (subsequent credit impairment).

Changes in the credit loss component of credit-impaired debt securities were as follows:

In thousands	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010
Beginning balance	$ —	$ 2,489
Add:		
Initial credit		
Impairments	—	—
Additional credit impairments	—	—
Deduct:		
Dispositions	—	(2,489)
Balance, December 31	$ —	$ —

We recorded no OTTI charges during 2011 or 2010.

The Bank also owns a CDO with a carrying value of $996,000 and market value of $412,000 on which no impairment losses have been recorded because it is expected that this security will perform in accordance with its original terms and that the carrying value is fully recoverable based on the investment's payment performance, consistent market valuations and a third-party consultant's conclusion that the investment will continue to be fully performing and fully recoverable in accordance with the terms of the agreement. Additional information for this security is presented below.

In thousands	December 31, 2011
Par value	$ 1,000,000
Carrying value	996,000
Fair value	412,000
Unrealized loss	584,000
Number of original issuers	50
Number of currently paying banks in issuance	35
Number of defaulting and deferring banks	12
Percentage of remaining banks expected to default or defer payment (annually)	1.2%
Subordination	30.60%

Additionally, the Bank owns a portfolio of six single-issue trust preferred securities with a carrying value of $4.5 million and a market value of $3.3 million. Finally, the Bank also owns two corporate securities with a carrying value of $1.9 million and a market value of $1.6 million that are rated below investment grade. All values are as of December 31, 2011. None of these securities is considered impaired as they are all fully performing and are expected to continue performing.

Available for sale securities in unrealized loss positions are analyzed as part of the Corporation's ongoing assessment of OTTI. When the Corporation intends to sell available-for-sale securities, the Corporation recognizes an impairment loss equal to the full difference between the amortized cost basis and fair value of those securities. When the Corporation does not intend to sell available for sale securities in an unrealized loss position, potential OTTI is considered based on a variety of factors, including the length of time and extent to which the fair value has been less than cost; adverse conditions specifically related to the industry, the geographic area or financial condition of the issuer or the underlying collateral of a security; the payment structure of the security; changes to the rating of the security by rating agencies; the volatility of the fair value changes; and changes in fair value of the security after the balance sheet date. For debt securities, the Corporation estimates cash flows over the remaining lives of the underlying collateral to assess whether credit losses exist and to determine if any adverse changes in cash flows have occurred. The Corporation's cash flow estimates take into account expectations of relevant market and economic data as of the end of the reporting period.

Other factors considered in determining whether a loss is temporary include the length of time and the extent to which fair value has been below cost; the severity of the impairment; the cause of the impairment; the financial condition and near-term prospects of the issuer; activity in the market of the issuer which may indicate adverse credit conditions; and the forecasted recovery period using current estimates of volatility in market interest rates (including liquidity and risk premiums).

Management's assertion regarding its intent not to sell or that it is not more likely than not that the Corporation will be required to sell the security before its anticipated recovery considers a number of factors, including a quantitative estimate of the expected recovery period (which may extend to maturity), and management's intended strategy with respect to the identified security or portfolio. If management does have the intent to sell or believes it is more likely than not that the Corporation will be required to sell the security before its anticipated recovery, the gross unrealized loss is charged directly to earnings in the Consolidated Statements of Operations.

As of December 31, 2011, the Corporation does not intend to sell the securities with an unrealized loss position in accumulated other comprehensive loss ("AOCL"), and it is not more likely than not that the Corporation will be required to sell these securities before recovery of their amortized cost basis. The Corporation believes that the securities with an unrealized loss in AOCL are not other than temporarily impaired as of December 31, 2011.

Note 6 Loans

Loans, net of unearned discount and net deferred origination fees and costs at December 31 were as follows:

In thousands	2011	2010
Commercial	$ 26,516	$ 38,225
Real estate	181,531	206,072
Installment	720	718
Total loans	208,767	245,015
Less: Unearned income	52	60
Loans	$ 208,715	$ 244,955

The Corporation categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. For non-homogeneous loans, such as commercial and commercial real estate loans the Corporation analyzes the loans individually by classifying the loans as to credit risk and assesses the probability of collection for each type of class. The Corporation uses the following definitions for risk ratings:

Pass — Pass assets are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less cost to acquire and sell, of any underlying collateral in a timely manner.

Special Mention — A special mention asset has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard — A substandard asset is inadequately protected by the current sound worth and paying capacity of the obligor or by the collateral pledged, if any. Assets so classified must have a well-defined weakness, or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.

Doubtful — An asset classified doubtful has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently known facts, conditions, and values.

Loss — An asset or portion thereof, classified loss is considered uncollectible and of such little value that its continuance on the institution's books as an asset, without establishment of a specific valuation allowance or charge-off, is not warranted. This classification does not necessarily mean that an asset has no recovery or salvage value; but rather, there is significant doubt about whether, how much, or when the recovery will occur. As such, it is not practical or desirable to defer the write-off.

As of December 31, 2011, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

In thousands	Pass	Special Mention	Substandard	Doubtful	Loss	Total
Commercial loans	$ 23,560	$ 1,084	$ 1,656	$ 216	$ —	$ 26,516
Real estate loans						
Church	30,133	7,105	20,220	—	—	57,458
Construction - other than third-party originated	3,115	—	7,333	—	—	10,448
Construction – third-party originated	—	—	6,990	1,047	—	8,037
Multifamily	10,594	66	1,673	273	—	12,606
Other	41,903	6,907	19,878	958	—	69,646
Residential	20,359	—	2,977	—	—	23,336
Installment	718	1	1	—	—	720
	$ 130,382	$ 15,163	$ 60,728	$ 2,494	$ —	$ 208,767

The following table presents the aging of the recorded investment in past due loans as of December 31, 2011.

In thousands	0-30 Days	30-60 Days	60-90 Days	More than 90 Days	Total Past Due	Current	Total
Commercial loans	$ 177	$ 1,743	$ 784	$ 2,248	$ 4,952	$ 21,564	$ 26,516
Real estate loans							
Church	—	8,127	8,694	6,478	23,299	34,159	57,458
Construction - other than third-party originated	—	437	—	6,157	6,594	3,854	10,448
Construction - other than third-party originated	108	—	—	7,929	8,037	—	8,037
Multifamily	—	106	608	1,404	2,118	10,488	12,606
Other	1,986	1,632	3,837	9,639	17,094	52,552	69,646
Residential	89	1,299	—	2,557	3,945	19,391	23,336
Installment	16	1	1	2	20	700	720
	$ 2,376	$ 13,345	$ 13,924	$ 36,414	$ 66,059	$ 142,708	$ 208,767

The following table presents the recorded investment in impaired loans as of December 31, 2011 by class of loans:

In thousands	Recorded Investment	Unpaid Principal Balance	Related Allowance
Commercial loans	$ 363	$ 462	$ 216
Real estate loans			
Church	9,586	9,973	545
Construction - other than third-party originated	6,070	7,509	311
Construction – third-party originated	8,037	10,815	346
Multifamily	1,308	1,951	—
Other	15,027	16,265	65
Residential	2,583	2,266	38
Installment	—	—	—
	$ 42,974	$ 49,241	$ 1,521

Nonperforming loans include loans which are contractually past due 90 days or more for which interest income is still being accrued and nonaccrual loans.

At December 31, nonperforming loans were as follows:

In thousands	2011	2010
Nonaccrual loans	$ 42,008	$ 35,916
Loans with interest or principal 90 days or more past due and still accruing	2,218	2,343
Total nonperforming loans	$ 44,226	$ 38,259

The effect of nonaccrual loans on income before taxes is presented below.

In thousands	2011	2010	2009
Interest income foregone	$ (1,641)	$ (1,723)	$ (785)
Interest income received	—	119	188
	$ (1,641)	$ (1,604)	$ (597)

The Bank received $1 million of interest payments in 2011 on nonaccrual loans, all of which will be used to reduce the related loan balance when the loan is ultimately paid off, sold, or charged off.

Nonperforming assets are generally secured by residential and small commercial real estate properties, except for church loans, which are generally secured by the church buildings.

At December 31, 2011, there were no commitments to lend additional funds to borrowers for loans that were on nonaccrual or contractually past due in excess of 90 days and still accruing interest, or to borrowers whose loans have been restructured. A majority of the Bank's loan portfolio is concentrated in the New York City metropolitan area and is secured by commercial properties. The borrowers' abilities to repay their obligations are dependent upon various factors including the borrowers' income, net worth, cash flows generated by the underlying collateral, the value of the underlying collateral and priority of the Bank's lien on the related property. Such factors are dependent upon various economic conditions and individual circumstances beyond the Bank's control. Accordingly, the Bank may be subject to risk of credit losses.

Impaired loans totaled $43.0 million at December 31, 2011 compared to $34.8 million at December 31, 2010. Charge-offs of impaired loans during 2011 totaled $2 million. The related allocation of the allowance for loan losses amounted to $1.5 million and $550,000 at December 31, 2011 and 2010, respectively. $36.7 million of impaired loans have no allowance allocated to them as sufficient collateral exists. The average balance of impaired loans during 2011 was $38.9 million and amounted to $24.2 million in 2010. There was no interest income recognized on impaired loans during either 2011 or 2010.

We may extend, restructure or otherwise modify the terms of existing loans on a case-by-case basis to remain competitive or to assist other customers who may be experiencing financial difficulty. If a concession has been made to a borrower experiencing financial difficulty, the loan is then classified as a troubled debt restructuring ("TDR"). The majority of concessions made for TDRs involve lowering the monthly payments on the loans either through a reduction in interest rate below a market rate, an extension of the term of the loan, or a combination of the two methods. They seldom result in the forgiveness of principal or accrued interest. In addition, we attempt to obtain additional collateral or guarantees when modifying such loans. If the borrower demonstrates the ability to perform under the restructured terms, the loan will continue to accrue interest. Nonaccruing restructured loans may be returned to accrual status when there has been a sustained period of repayment performance (generally six consecutive months of payments) and both principal and interest are considered collectible.

As a result of the adoption of ASU 2011-02, CNB reassessed all loan restructurings that occurred on or after January 1, 2011 for potential identification as TDRs and has concluded that the adoption of ASU 2011-02 did not materially impact the number of TDRs or the specific reserves for such loans included in our allowance for loan losses at December 31, 2011.

Troubled debt restructured loans ("TDRs") totaled $5.7 million at December 31, 2011 and $2.9 million at December 31, 2010, with a related allowance of $111,000 and none at December 31, 2010 and included eight borrowers at December 31, 2011. TDRs to five borrowers amounting to $4 million were accruing. The remainder are on nonaccrual status due to delinquent payments. All TDRs are included in the balance of impaired loans. Three TDRs totaling $1.8 million defaulted on the modified terms during 2011.

The following tables present loans by loan class modified as TDRs during 2011. The pre-modification and post-modification outstanding recorded investments disclosed in the tables below, represent carrying amounts immediately prior to the modification and at December 31, 2011, respectively. There were no chargeoffs resulting from loans modified as TDRs during 2011.

Troubled Debt Restructurings	Number of Contracts	Pre-Modification Outstanding	Post-Modification Outstanding
	Year Ended December 31, 2011		
Churches	3	$ 3,100	$ 2,650
Commercial real estate:			
Other	2	3,225	2,323
Total commercial real estate	5	6,325	4,973
Residential mortgage	3	939	756
Total	8	$ 7,264	$ 5,729

TDRs totaling $1.8 million defaulted as to the modified terms during 2011.

Note 7 Allowance for loan losses

The allowance for loan losses represents management's estimate of probable loan losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. Bank regulators, as an integral part of their examination process, also review the allowance for loan losses. Such regulators may require, based on their judgments about information available to them at the time of their examination, that certain loan balances be charged off or require that adjustments be made to the allowance for loan losses when their credit evaluations differ from those of management. Additionally, the allowance for loan losses is determined, in part, by the composition and size of the loan portfolio, which represents the largest asset type on the consolidated statement of financial condition.

The allowance for loan losses consists of four elements: (1) specific reserves for individually impaired credits, (2) reserves for classified, or higher risk rated, loans, (3) reserves for non-classified loans and (4) unallocated reserves. Other than the specific reserves, the calculation of the allowance takes into consideration numerous risk factors both internal and external to the Corporation, including changes in loan portfolio volume, the composition and concentrations of credit, new market initiatives, migration to loss analysis and the amount and velocity of loan charge-offs, among other factors.

Management performs a formal quarterly evaluation of the adequacy of the allowance for loan losses. The analysis of the allowance for loan losses has a component for impaired loan losses and a component for general loan losses. Management has defined an impaired loan to be a loan for which it is probable, based on current information, that the Corporation will not collect all amounts due in accordance with the contractual terms of the agreement. The Corporation defined the population of impaired loans subject to be all nonaccrual loans with an outstanding balance of $100,000 or greater, and all loans subject to a troubled debt restructuring. Impaired loans are individually assessed to determine that the loan's carrying value is not in excess of the estimated fair value of the collateral (less cost to sell), if the loan is collateral dependent, or the present value of the expected future cash flows, if the loan is not collateral dependent. Management performs a detailed evaluation of each impaired loan and generally obtains updated appraisals as part of the evaluation. In addition, management adjusts estimated fair value down to appropriately consider recent market conditions and costs to dispose of any supporting collateral. Determining the estimated fair value of underlying collateral (and related costs to sell) can be subjective in illiquid real estate markets and is subject to significant assumptions and estimates. Management employs independent third party experts in appraisal preparations and performs reviews to ascertain the reasonableness of updated appraisals. Projecting the expected cash flows under troubled debt restructurings is inherently subjective and requires, among other things, an evaluation of the borrower's current and projected financial condition. Actual results may be significantly different than projections and the established allowance for loan losses on these loans, and could have a material effect on the Corporation's financial results.

New appraisals are generally obtained annually for all impaired loans and impairment write-downs are taken when appraisal values are less than the carrying value of the related loan.

The allowance contains reserves identified as unallocated to cover inherent losses in the loan portfolio which have not been otherwise reviewed or measured on an individual basis. Such reserves include management's evaluation of the regional economy, loan portfolio volumes, the composition and concentrations of credit, credit quality and delinquency trends. These reserves reflect management's attempt to ensure that the overall allowance reflects a margin for judgmental factors and the uncertainty that is inherent in estimates of probable credit losses.

Although management believes that the allowance for loan losses has been maintained at adequate levels to reserve for probable losses inherent in its loan portfolio, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. Although management uses the best information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change.

Transactions in the allowance for loan losses are summarized as follows:

In thousands	Balance, December 31, 2010	Provision for Loan Losses	Recoveries	Chargeoffs	Balance, December 31, 2011
Commercial loans	$ 2,770	$ (1,274)	$ 220	$ 411	$ 1,305
Real estate loans					
Church	1,559	492	99	68	2,082
Construction - other than third-party originated	462	2,038	—	1,502	998
Construction - third-party originated	1,575	(959)	—	270	346
Multifamily	633	(280)	—	68	285
Other	2,333	189	68	649	1,941
Residential	736	247	6	149	840
Installment	55	42	2	48	51
Unallocated	503	2,519	—	—	3,022
Total	$ 10,626	$ 3,014	$ 395	$ 3,165	$ 10,870

In thousands	Balance, December 31, 2009	Provision for Loan Losses	Recoveries	Chargeoffs	Balance, December 31, 2010
Commercial loans	$ 1,352	$ 3,764	$ 7	$ 2,353	$ 2,770
Real estate loans					
Church	1,074	691	—	206	1,559
Construction - other than third-party originated	644	195	—	377	462
Construction - third-party originated	2,392	1,104	—	1,921	1,575
Multifamily	716	469	—	552	633
Other	2,080	1,840	39	1,626	2,333
Residential	189	1,024	—	477	736
Installment	19	81	3	48	55
Unallocated	184	319	—	—	503
Total	$ 8,650	$ 9,487	$ 49	$ 7,560	$ 10,626

The following tables present the allowance for loan losses by portfolio segment along with the related recorded investment in loans based on impairment method as of December 31, 2011.

In thousands	Individually Evaluated	Collectively Evaluated	Total Allowance
Commercial loans	$ 216	$ 1,089	$ 1,305
Real estate loans			
Church	545	1,537	2,082
Construction - other than third-party originated	311	687	998
Construction – third-party originated	346	—	346
Multifamily	—	285	285
Other	65	1,876	1,941
Residential	38	802	840
Installment	—	51	51
Unallocated	—	3,022	3,022
	$ 1,521	$ 9,349	$ 10,870

In thousands	Individually Evaluated	Collectively Evaluated	Total Recorded Investment
Commercial loans	$ 363	$ 26,153	$ 26,516
Real estate loans			
Church	9,586	47,872	57,458
Construction - other than third-party originated	6,070	4,377	10,447
Construction – third-party originated	8,037	—	8,037
Multifamily	1,308	11,298	12,606
Other	15,027	54,619	69,646
Residential	2,583	20,754	23,337
Installment	—	720	720
	$ 42,974	$ 165,793	$ 208,767

Note 8 Premises and equipment

A summary of premises and equipment at December 31 follows:

In thousands	2011	2010
Land	$ 329	$ 329
Premises	1,520	1,520
Furniture and equipment	4,278	4,436
Leasehold improvements	3,585	3,563
Total cost	9,712	9,848
Less: Accumulated depreciation and amortization	7,026	6,874
Total premises and equipment	$ 2,686	$ 2,974

Depreciation and amortization expense charged to operations amounted to $366,000, $404,000 and $432,000 in 2011, 2010, and 2009, respectively.

Note 9 Deposits

Deposits at December 31 are presented below.

In thousands	2011	2010
Noninterest bearing demand	$ 37,379	$ 35,132
Interest bearing:		
Demand	47,744	45,707
Savings	22,696	23,009
Money market	44,235	61,947
Time	147,217	172,756
Total interest bearing deposits	261,892	303,419
Total deposits	$ 299,271	$ 338,551

Time deposits issued in amounts of $100,000 or more have the following maturities at December 31:

In thousands	2011	2010
Three months or less	$ 38,893	$ 41,276
Over three months but within six months	10,630	18,580
Over six months but within twelve months	12,941	13,937
Over twelve months	35,008	38,067
Total deposits	$ 97,472	$ 111,860

Interest expense on certificates of deposits of $100,000 or more was $1,747,000, $2,577,000 and $2,171,000 in 2011, 2010 and 2009, respectively.

Note 10 Short-term borrowings

Information regarding short-term borrowings at December 31, is presented below.

Dollars in thousands	December 31 Balance	Average Interest Rate on December 31 Balance	Average Balance During the Year	Average Interest Rate During the Year	Maximum Balance at any Month-End
2011					
Federal funds purchased	$ —	— %	$ 22	1.07%	$ —
Securities sold under repurchase agreements	—	—	11	0.33	—
Total	$ —	— %	$ 33	0.82%	$ —
2010					
Federal funds purchased	$ —	— %	$ 33	0.89%	$ —
Securities sold under repurchase agreements	—	—	56	0.31	1,718
Demand note issued to the U.S. Treasury	—	—	—	—	—
Total	$ —	— %	$ 89	0.52%	$ 1,718

The demand note, which has no stated maturity is issued by the Bank to the U.S. Treasury Department is payable with interest at 25 basis points less than the weekly average of the daily effective Federal Funds rate and is collateralized by various investment securities held at the Federal Reserve Bank of New York with a book value of $0. There was no balance outstanding under the note at December 31, 2011 or 2010, so no collateral was required.

The Corporation had a short-term borrowing line of $3 million at December 31, 2011 and 2010 with a correspondent bank which was unused at December 31, 2011 and 2010.

Note 11 Long-term debt

Long-term debt at December 31 is summarized as follows:

In thousands		2011		2010
FHLB convertible advances due August 6, 2018	$	10,000	$	10,000
8.00% capital note, due May 6, 2017		200		200
5.00% senior note, due February 21, 2022		5,000		5,000
Subordinated debt		4,000		4,000
Total		19,200		19,200
Less: Short-term portion of long-term debt		5,000		5,000
Total	$	14,200	$	14,200

Interest is payable quarterly on the FHLB advance. The advance bears a fixed interest rate of 6.15% and is secured by mortgages and certain obligations of U.S. Government agencies under a blanket collateral agreement.

The Corporation had borrowing lines with the Federal Home Loan Bank totaling $52.5 million at December 31, 2011 and $60.4 million at December 31, 2010, of which $10.0 million $0 million was used and outstanding at both December 31, 2011 and 2010. The balance of the lines was used primarily as collateral for the issuance by FHLB of municipal letters of credit to our municipality customers. These lines may be utilized for long-term or short-term borrowing purposes. Loans and investment securities totaling $52.5 million were held by the FHLB as collateral for their available lines and advances, as well as $38.3 million of municipal letters of credit. During 2012, FHLB raised the collateral requirements for the Bank's borrowing lines.

Interest is payable on the 8.00% capital note semiannually through May 6, 2017, at which time the entire principal balance is due. The note is then renewable at the option of the Corporation for an additional fifteen years at the prevailing rate of interest.

Interest is payable on the 5.00% senior note quarterly for the first ten years. Interest thereafter is payable quarterly at a fixed rate based on the yield of the ten-year U.S. Treasury note plus 150 basis points in effect on the tenth anniversary of the note agreement. Quarterly principal payments of $250,000 commence in the eleventh year of the loan. As an additional condition for receiving the loan, the Bank is required to contribute $100,000 annually for the first five years the loan is outstanding to a nonprofit lending institution formed jointly by CNB and the lender to provide financing to small businesses that would not qualify for bank loans.

On November 3, 2010, the Corporation entered into a First Amendment to Credit Agreement (the "Amendment") with The Prudential Insurance Company of America ("Prudential") amending and modifying that certain Credit Agreement by and between the Corporation and Prudential, dated as of February 21, 2007 (the "Credit Agreement").

The purpose of the Amendment was to: (a) modify the use of proceeds provisions of the Credit Agreement governing Prudential's $5,000,000 unsecured term loan to the Corporation so that the Corporation could convert its $5,000,000 subordinated loan to the Bank into equity of the Bank that will be treated by the OCC as "Tier I" regulatory capital; (b) waive certain events of default resulting from the Bank's entry into the Formal Agreement with the OCC and failure to meet certain other material obligations, including deferral of dividends to its Series F and G Preferred stockholders and deferral of certain obligations to holders of debentures related to its trust preferred securities; (c) waive any default interest that may have accrued during the pendency of such events of default; and (d) amend and restate the financial covenants of the Credit Agreement. On November 30, 2010, upon receipt of OCC approval the subordinated loan was converted into equity, thereby increasing the Bank's Tier 1 leverage capital. However, as a result of the Consent Order entered into on December 22, 2010 and the failure to achieve certain capital ratios required by the OCC, the Corporation was in default under this loan and is attempting to obtain a waiver from the lender. As a result of the default, the loan has been reclassified to short-term portion of long-term debt on the accompanying Consolidated Balance Sheets.

On March 17, 2004, City National Bancshares Corporation issued $4 million of preferred capital securities through City National Bank of New Jersey Capital Trust II (the "Trust"), a special-purpose statutory trust created expressly for the issuance of these securities. Distribution of interest on the securities is payable at the three-month LIBOR rate plus 2.79%, adjustable quarterly. The rate in effect at December 31, 2011 was 3.35%.

The quarterly distributions may, at the option of the Trust, be deferred for up to twenty consecutive quarterly periods. If the interest is deferred for more than twenty quarters, then there is an event of default. In that event, and if the trustee, or more than 25% of the holders of the outstanding debt securities, declare the entire principal balance and outstanding interest to be immediately due and payable, then such amounts are to be paid to the trustee, along with amounts for trustee and other advisor expenses. The proceeds have been invested in junior subordinated debentures of CNBC, at terms identical to the preferred capital securities. Cash distributions on the securities are made to the extent interest on the debentures is received by the Trust. In the event of certain changes or amendments to regulatory requirements or federal tax rules, the securities are redeemable. The securities are generally redeemable in whole or in part on or after March 17, 2009, at any interest payment date, at a price equal to 100% of the principal amount plus accrued interest to the date of redemption. The securities must be redeemed by March 17, 2034.

The Corporation has deferred its regularly scheduled quarterly interest payments on these securities and as of the last day of 2011, a total of $252,818 in interest was deferred. The subsidiary trust is not included with the consolidated financial statements of the Corporation because of the deconsolidation required by accounting standards. The debentures are eligible for inclusion in Tier 1 capital for regulatory purposes.

Scheduled repayments on long-term debt are as follows:

In thousands		Amount
2012	$	5,000
2013		—
2014		—
2015		—
2016		—
Thereafter		14,200
Total	$	19,200

Note 12 Other operating income and expenses
The following table presents the major components of other operating income and expenses.

In thousands		2011		2010		2009
Other income						
Debit card income	$	73	$	71	$	66
Agency fees		6		26		236
Miscellaneous other income		338		274		328
Total other income	$	417	$	371	$	630
Other expenses						
Appraisal fees	$	125	$	191	$	35
ATM processing fees		139		157		122
Communications expense		105		123		129
Correspondent bank fees		106		142		146
Directors' fees		—		172		140
Forgery loss		—		300		—
Miscellaneous other expenses		1,095		1,283		1,067
Total other expenses	$	1,570	$	2,368	$	1,639

Note 13 Income taxes
The components of income tax expense are as follows:

In thousands		2011		2010		2009
Current expense (benefit)						
Federal	$	9	$	(681)	$	(595)
State		64		196		29
		73		(485)		(566)
Deferred expense						
Federal and state		—		845		2,372
Total income tax expense	$	73	$	360	$	1,806

A reconciliation between income tax expense and the total expected federal income tax computed by multiplying pre-tax accounting income by the statutory federal income tax rate is as follows:

In thousands		2011		2010		2009
Federal income tax at statutory rate	$	(1,225)	$	(2,413)	$	(2,046)
Increase (decrease) in income tax expense resulting from:						
Gross state deferred tax asset benefit		(405)		—		—
State income tax (benefit) expense, net of federal benefit		48		(362)		517
Tax-exempt income		(121)		(318)		(450)
Carryback claims		—		(328)		—
Bank-owned life insurance		(64)		(65)		(65)
Increase in valuation allowance		1,702		3,800		3,505
Permanent deferred adjustments		167		—		—
Other, net		(29)		46		345
Total income tax expense (benefit)	$	73	$	360	$	1,806

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31 are as follows:

In thousands		2011		2010
Deferred tax assets				
Allowance for loan losses	$	4,858	$	3,106
NOL carryforward		3,983		2,556
AMT tax credit carryforward		515		565
Investment securities		32		792
Premises and equipment		425		385
Deposit intangible		199		206
Deferred compensation		478		1,075
Deferred income		287		482
Nonaccrual loan interest		638		238
Capital loss carryforward		172		967
Other assets		435		60
Total deferred tax asset		12,022		10,432
Deferred tax liabilities				
Unrealized losses on investment securities available for sale		35		63
Investment in partnership		1,302		1,128
Deferred income accretion		275		426
Total deferred tax liabilities		1,612		1,617
Deferred tax asset		10,410		8,815
Valuation allowance		10,410		8,815
Net deferred tax asset	$	—	$	—

The net deferred tax asset represents the anticipated federal and state tax assets to be realized in future years upon the utilization of the underlying tax attributes comprising this balance. If it is more likely than not (a likelihood of more than 50%) that some portion or the entire deferred tax asset will not be realized, the deferred tax asset must be reduced by a valuation allowance based on the weight of all available evidence. The allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized. During 2011, the valuation allowance was increased by $1.7 million because the Corporation continues to be in a three-year cumulative loss position and it is not more likely than not that the Corporation will utilize its deferred tax assets.

The Corporation records estimated penalties and interest, if any, related to unrecognized tax benefits in other operating expense. The Corporation's tax returns are subject to examination by federal tax authorities for the years 2008 through 2010 and by state authorities also for the years 2007 through 2010.

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

In thousands		2011		2010
Balance at January 1	$	44	$	—
Additions based on tax positions related to the current year		—		44
Additions for tax positions of prior years		—		—
Reductions for tax positions of prior years		(44)		—
Balance at December 31	$	—	$	44

Note 14 Benefit plans

Savings plan

The Bank maintains an employee savings plan under section 401(k) of the Internal Revenue Code covering all employees with at least six months of service. Participants are allowed to make contributions to the plan by salary reduction, up to 15% of total compensation. The Bank provides matching contributions of 50% of the first 6% of participant salaries subject to a vesting schedule. Contribution expense amounted to $61,000 in 2011, $78,000 in 2010 and $23,000 in 2009. During 2010, the Bank reversed the discretionary contributions that are periodically credited to participants' accounts.

Bonus plan

The Bank may award profit sharing bonuses to its officers and employees based on the achievement of certain performance objectives. Bonuses charged (credited) to operating expenses in 2011, 2010 and 2009 amounted to $0, $(85,000), and $(103,000), respectively. The credits in 2010 and 2009 resulted from decisions to permanently not pay bonuses previously accrued.

Nonqualified benefit plans

The Bank maintained a supplemental executive retirement plan ("SERP"), which provides a post-employment supplemental retirement benefit to certain key executive officers. SERP expense was $0 in 2011, $(40,000) in 2010 and $66,000 in 2009. The credit in 2010 resulted from the reversal of accrued benefits to a participant who left the Bank during 2010 and was not entitled to the benefits accrued.

The Bank also had a director retirement plan ("DRIP"). DRIP expense was $(31,000) in 2011, $47,000 in 2010 and $86,000 in 2009. Benefits under both plans were frozen as of June 30, 2010 upon termination of the plans.

Benefit costs under both plans are funded through bank-owned life insurance policies. In addition, expenses for both plans along with the expense related to carrying the policy itself are offset by increases in the cash surrender value of the policies. Such increases are included in "Other income" and totaled $257,000 in 2011, $257,000 in 2010 and $252,000 in 2009, while the related life insurance expense was $68,000 in 2011, $64,000 in 2010 and $59,000 in 2009.

Stock options

No stock options have been issued since 1997 and there were no stock options outstanding at December 31, 2011, 2010 and 2009.

Note 15 Preferred stock

The Corporation is authorized to issue perpetual preferred stock in one or more series, with no par value. Shares of preferred stock have preference over the Corporation's common stock with respect to the payment of dividends and liquidation rights. Different series of preferred stock may have different stated or liquidation values as well as different rates. Dividends are paid annually.

Set forth below is a summary of the Corporation's preferred stock issued and outstanding.

						December 31,		
	Year Issued	Dividend Rate		Stated Value	Number of Shares		2011		2010
Series A	1996	6.00%	$	25,000	8	$	200,000	$	200,000
Series C	1996	8.00		250	108		27,000		27,000
Series D	1997	6.50		250	3,280		820,000		820,000
Series E	2005	6.00		50,000	28		1,400,000		1,400,000
Series F	2005	8.53		7,000,000	7,000		6,790,000		6,790,000
Series E	2006	6.00		50,000	21		1,050,000		1,050,000
Series G	2009	5.00		9,439,000	9,439		10,504,000		9,990,000
						$	20,791,000	$	20,277,000

Series C and D shares are redeemable at any time at par value, while Series A shares are redeemable at par value plus a premium payable in the event of a change of control.

Each Series E share is convertible at any time into 333 shares of common stock of the Corporation, and are redeemable any time by the Corporation after 2008 at liquidation value. The Series F shares are redeemable after 2011 by the Corporation at a declining premium until 2020, at which time the shares are redeemable at par.

On April 10, 2009, the Corporation issued 9,439 shares of fixed-rate cumulative perpetual preferred stock to the U.S. Department of Treasury. These shares pay cumulative dividends at a rate of five percent per annum until the fifth anniversary of the date of issuance, after which the rate increases to nine percent per annum. Dividends are paid quarterly in arrears and unpaid dividends are accrued over the period the preferred shares are outstanding.

In 2011, City National Bancshares Corporation deferred the payment of its regular quarterly cash dividend on its Series G fixed-rate cumulative perpetual preferred stock issued to the U.S. Treasury in connection with the Corporation's participation in the Treasury's TARP Capital Purchase Program. In addition, the Corporation in 2011 deferred its regularly scheduled quarterly interest payment on its junior subordinated debentures issued by the City National Bank of New Jersey Capital Statutory Trust II (the "Trust").

The Series G preferred stock and the junior subordinated debentures issued in favor of the Trust provide for cumulative dividends and interest, respectively. Accordingly, the Corporation may not pay dividends on any of its common or preferred stock until the dividends on Series G preferred stock and the interest on such debentures are paid-up currently. There were no dividend payments made on preferred stock during 2011, although such dividends have been accrued because they are cumulative.

On May 1, 2009, the Corporation paid a cash dividend of $2.00 per share to common stockholders, while no dividend has since been paid to common shareholders. The Corporation is currently unable to determine when dividend payments may be resumed and does not expect to pay a common stock dividend in 2012. Whether cash dividends will be paid in the future depends upon various factors, including the earnings and financial condition of the Bank and the Corporation at the time. Additionally, federal and state laws and regulations contain restrictions on the ability of the Bank and the Corporation to pay dividends.

Note 16 Restrictions on subsidiary bank dividends

Subject to applicable law, the Board of Directors of the Bank and of the Corporation may provide for the payment of dividends when it is determined that dividend payments are appropriate, taking into account factors including net income, capital requirements, financial condition, alternative investment options, tax implications, prevailing economic conditions, industry practices, and other factors deemed to be relevant at the time.

Because CNB is a national banking association, it is subject to regulatory limitation on the amount of dividends it may pay to its parent corporation, CNBC. Prior approval of the OCC is required if the total dividends declared by the Bank in any calendar year exceeds net profit, as defined, for that year combined with the retained net profits from the preceding two calendar years, although currently such approval is required to declare any dividend. Based upon this limitation, no funds were available for the payment of dividends to the parent corporation at December 31, 2011. In addition, pursuant to the December 14, 2010 Agreement with the Federal Reserve Bank of New York, neither the Corporation nor the Bank may pay any dividends without the approval of the Federal Reserve Bank of New York and the Director of the Division of Banking Supervision and Regulation of the Board of Governors and the Consent Order with the OCC further restricts the payment of dividends without the consent of the OCC.

Note 17 Net loss per common share

The following table presents the computation of net loss per common share.

In thousands, except per share data		2011	2010	2009
Net loss	$	(3,767) $	(7,457) $	(7,822)
Dividends on preferred stock		(514)	(491)	(1,154)
Net loss applicable to basic common shares		(4,281)	(7,948)	(8,976)
Dividends applicable to convertible preferred stock		147	147	147
Net loss applicable to diluted common shares	$	(4,134) $	(7,801) $	(8,829)
Number of average common shares				
Basic		131,320	131,290	131,290
Diluted:				
Average common shares outstanding		131,320	131,290	131,290
Average potential dilutive common shares		—	—	—
		131,320	131,290	131,290
Net income per common share				
Basic	$	(32.60) $	(60.54) $	(68.36)
Diluted		(32.60)	(60.54)	(68.36)

Note 18 Related party transactions

Certain directors, including organizations in which they are officers or have significant ownership, were customers of, and had other transactions with the Bank in the ordinary course of business during 2011 and 2010. Such transactions were on substantially the same terms, including interest rates and collateral with respect to loans, as those prevailing at the time of comparable transactions with others. Further, such transactions did not involve more than the normal risk of collectability and did not include any unfavorable features.

Total loans to the aforementioned individuals and organizations amounted to $4.4 million and $4.5 million at December 31, 2011 and 2010, respectively. The highest amount of such indebtedness during 2011 and 2010 was $4.5 million in both years. During 2011, there were $10,000 of new loans and paydowns totaled $181,000. All related party loans were performing as of December 31, 2011.

Note 19 Fair value measurement of assets and liabilities

The following table represents the assets and liabilities on the Consolidated Balance Sheets at their fair value at December 31, 2011 by level within the fair value hierarchy. The fair value hierarchy established by ASC Topic 820, "Fair Value Measurements and Disclosures" prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities;

Level 2 – Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the assets or liabilities; and

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The following tables present the assets and liabilities that are measured at fair value hierarchy.

2011

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Investment securities available for sale	$ 95,058	$ 9,151	$ 85,495	$ 412

2010

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Investment securities available for sale	$ 105,420	$ 3,429	$ 101,492	$ 499

The fair value of Level 3 investments of $412,000 at December 31, 2011 was slightly less than the related fair value of $499,000 at December 31, 2010. Most of the reduction was attributable to a decline in value of a collateralized debt obligation ("CDO").

Level 1 securities includes securities issued by the U.S. Treasury Department based upon quoted market prices. Level 2 securities includes fair value measurements obtained from various sources including the utilization of matrix pricing, dealer quotes, market spreads, live trading levels, credit information and the bond's terms and conditions, among other things. Any investment security not valued based on the aforementioned criteria are considered Level 3. Level 3 fair values are determined using unobservable inputs and include corporate debt obligations for which there are no readily available quoted market values as discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations" – Investments. For such securities, market values have been provided by the trading desk of an investment bank, which compares characteristics of the securities with those of similar securities and evaluates credit events in underlying collateral or obtained from an external pricing specialist which utilized a discounted cash flow model.

At December 31, 2011, the Corporation had impaired loans with outstanding principal balances of $43 million. The Corporation recorded impairment net charge-offs of $2 million for the year ended December 31, 2011, utilizing Level 3 inputs. Additionally, during 2011, the Corporation transferred loans with a principal balance and an estimated fair value, less costs to sell, of $140,000 to other real estate owned. Impaired assets are valued utilizing current appraisals adjusted downward by management, as necessary, for changes in relevant valuation factors subsequent to the appraisal date.

Note 20 Fair value of financial instruments

The fair value of financial instruments is the amount at which an asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced liquidation. Fair value estimates are made at a specific point in time based on the type of financial instrument and relevant market information.

Because no quoted market price exists for a significant portion of the Corporation's financial instruments, the fair values of such financial instruments are derived based on the amount and timing of future cash flows, estimated discount rates, as well as management's best judgment with respect to current economic conditions. Many of these estimates involve uncertainties and matters of significant judgment and cannot be determined with precision.

The fair value information provided is indicative of the estimated fair values of those financial instruments and should not be interpreted as an estimate of the fair market value of the Corporation taken as a whole. The disclosures do not address the value of recognized and unrecognized nonfinancial assets and liabilities or the value of future anticipated business. In addition, tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into any of the estimates.

The following methods and assumptions were used to estimate the fair values of significant financial instruments at December 31, 2011 and 2010.

Cash, short-term investments and interest-bearing deposits with banks

These financial instruments have relatively short maturities or no defined maturities but are payable on demand, with little or no credit risk. For these instruments, the carrying amounts represent a reasonable estimate of fair value.

Investment securities

Investment securities are reported at their fair values based on prices obtained from a nationally recognized pricing service, where available. Otherwise, fair value measurements are obtained from various sources including dealer quotes, matrix pricing, market spreads, live trading levels, credit information and the bond's terms and conditions, among other things. Management reviews all prices obtained for reasonableness on a quarterly basis.

Loans

Fair values were estimated for performing loans by discounting the future cash flows using market discount rates that reflect the credit and interest-rate risk inherent in the loans, reduced by the allowance for loan losses. This method of estimating fair value does not incorporate the exit price concept of fair value prescribed by the FASB ASC Topic for Fair Value Measuring and Disclosure.

Loans held for sale

The fair value for loans held for sale is based on estimated secondary market prices.

Deposit liabilities

The fair values of demand deposits, savings deposits and money market accounts were the amounts payable on demand at December 31, 2011 and 2010. The fair value of time deposits was based on the discounted value of contractual cash flows. The discount rate was estimated utilizing the rates currently offered for deposits of similar remaining maturities.

These fair values do not include the value of core deposit relationships that comprise a significant portion of the Bank's deposit base. Management believes that the Bank's core deposit relationships provide a relatively stable, low-cost funding source that has a substantial value separate from the deposit balances.

Short-term borrowings

For such short-term borrowings, the carrying amount was considered to be a reasonable estimate of fair value.

Long-term debt

The fair value of long-term debt was estimated based on rates currently available to the Corporation for debt with similar terms and remaining maturities.

Commitments to extend credit and letters of credit

The estimated fair value of financial instruments with off-balance sheet risk is not significant at December 31, 2011 and 2010.

The following table presents the carrying amounts and fair values of financial instruments at December 31.

	2011		2010	
In thousands	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets				
Cash and other short-term Investments	$ 38,560	$ 38,560	$ 20,778	$ 20,778
Interest-bearing deposits with banks	1,940	1,940	3,289	3,289
Investment securities AFS	95,058	95,058	105,420	105,420
Loans	208,715	203,084	244,955	239,242
Financial liabilities				
Deposits	299,271	289,043	338,551	331,434
Long-term debt	19,200	20,436	19,200	19,631

Note 21 Commitments and contingencies

In the normal course of business, the Corporation or its subsidiary may, from time to time, be party to various legal proceedings relating to the conduct of its business. In the opinion of management, the consolidated financial statements will not be materially affected by the outcome of any pending legal proceedings.

At December 31, 2011, the Bank was obligated under a number of noncancelable leases for premises and equipment, many of which provide for increased rentals based upon increases in real estate taxes and cost of living. These leases, most of which have renewal provisions, are considered operating leases. Minimum rentals under the terms of these leases for the years 2012 through 2016 are $324,000, $321,000, $329,000, $50,000, and $0, respectively.

Rental expense under the leases amount to $372,000, $817,000 and $587,000 during 2011, 2010 and 2009, respectively. 2010 included a $115,000 settlement payment for the early termination of a leased property that was never occupied and an $85,000 charge for early termination of lease agreements of two closed branches.

Note 22 Financial instruments with off-balance sheet risk

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include lines of credit, commitments to extend credit, standby letters of credit, and could involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated financial statements.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis, and the amount of collateral or other security obtained is based on management's credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support borrowing arrangements and extend for up to one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Accordingly, collateral is generally required to support the commitment.

At December 31, 2011 and 2010, the Bank had available mortgage commitments of $1.6 million and $23.1 million, unused commercial lines of credit of $8 million and $4 million, and $1.3 million and $1 million of other loan commitments, respectively. There were $23,000 of financial standby letters of credit outstanding at December 31, 2011 and $34,000 at December 31, 2010. The decline in commitments occurred because the Corporation originated very few loans during 2011 and concurrently allowed most commercial mortgage commitments to expire.

Note 23 Parent company information

Condensed financial statements of the parent company only are presented below.

Condensed Balance Sheet

In thousands	December 31, 2011	2010
Assets		
Cash and cash equivalents	$ 28	$ 33
Investment in subsidiary	28,834	32,180
Due from subsidiary	598	826
Other assets	185	5
Total assets	$ 29,645	$ 33,044
Liabilities and stockholders' equity		
Other liabilities	$ 550	$ 824
Notes payable	5,200	5,200
Subordinated debt	4,124	4,124
Total liabilities	9,874	10,148
Stockholders' equity	19,771	22,896
Total liabilities and stockholders' equity	$ 29,645	$ 33,044

Condensed Statement of Operations

In thousands	Year Ended December 31, 2011	2010	2009
Income			
Interest income	$ —	$ —	$ 1
Other operating income	100	1,100	78
Dividends from subsidiaries	—	—	687
Interest from subsidiaries	49	288	361
Total income	149	1,388	1,127
Expenses			
Interest expense	399	406	439
Other operating expenses	2	2	3
Income tax (benefit) expense	(84)	358	15
Total expenses	317	766	457
(Loss) income before equity in undistributed (loss) income of subsidiaries	(168)	622	670
Equity in undistributed (loss) of subsidiaries	(3,509)	(8,079)	(8,492)
Net loss	$ (3,677)	$ (7,457)	$ (7,822)

Condensed Statement of Cash Flows

In thousands	Year Ended December 31, 2011	2010	2009
Operating activities			
Net loss	$ (3,677)	$ (7,457)	$ (7,822)
Adjustments to reconcile net income to cash used in operating activities:			
Equity in undistributed loss of subsidiaries	3,509	8,079	8,492
(Increase) decrease in other assets	(180)	188	306
(Decrease) increase in other liabilities	(274)	360	(77)
Net cash (used in) provided by operating activities	(622)	1,170	899
Investing activities			
Decrease (increase) in investment in subsidiaries	387	(4,721)	(8,925)
Decrease in loans to subsidiaries	228	4,174	75
Net cash provided by (used in) investing activities	615	(547)	(8,850)
Financing activities			
Decrease in notes payable	—	(100)	(100)
Proceeds from issuance of preferred stock	—	—	9,439
Issuance (purchases) of treasury stock	2	—	(3)
Dividends paid	—	(490)	(1,417)
Net cash provided by (used in) financing activities	2	(590)	7,919
(Decrease) increase in cash and cash equivalents	(5)	33	(32)
Cash and cash equivalents at beginning of year	33	—	32
Cash and cash equivalents at end of year	$ 28	$ 33	$ —

Note 24 Regulatory capital requirements

FDIC regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2011, the Bank was required to maintain (i) a minimum leverage ratio of Tier 1 capital to total average assets of 4.0%, and (ii) minimum ratios of Tier I and total capital to risk-adjusted assets of 4.0% and 8.0%, respectively.

Under its prompt corrective action regulations, the FDIC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized bank. Such actions could have a direct material effect on such bank's financial statements. The regulations establish a framework for the classification of banks into five categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, a bank is considered well-capitalized if it has a leverage capital ratio of at least 5.0%, a Tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10.0%.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the FDIC about capital components, risk adjustments and other factors.

The Bank was subject to the Formal Agreement with the OCC which required, among other things, the enhancement and implementation of certain programs to reduce the Bank's credit risk, along with the development of a capital and profit plan, the development of a contingency funding plan and the correction of deficiencies in the Bank's loan administration. The Bank failed to comply with certain provisions of the Formal Agreement; and failed to comply with the higher leverage ratio of 8%, required to be maintained.

Due to the Bank's condition, the OCC has required that the Bank enter into the Consent Order of December 22, 2010 with the OCC, which contains a list of requirements. The Consent Order supersedes and replaces the Formal Agreement. The Consent Order is summarized in Note 2. The Consent Order among other things requires that by March 31, 2011, and thereafter, the Bank must maintain total capital at least equal to 13% of risk-weighted assets and Tier 1 capital at least equal to 9% of adjusted total assets. This requirement means that the Bank is not considered "well-capitalized" as otherwise defined in applicable regulations.

The following is a summary of City National Bank of New Jersey's actual capital amounts and ratios as of December 31, 2011 and 2010, compared to the FDIC minimum capital adequacy requirements and the FDIC requirements for classification as a well-capitalized Bank:

In thousands			FDIC Requirements			
Minimum Capital For Classification						
	Bank Actual		Adequacy		Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2011						
Leverage (Tier 1) capital	$ 28,295	7.94%	$ 14,249	4.00%	$ 17,811	5.00%
Risk-based capital:						
Tier 1	28,295	11.37	9,951	4.00	14,927	6.00
Total	31,501	12.66	19,902	8.00	24,878	10.00
December 31, 2010						
Leverage (Tier 1) capital	$ 31,775	7.45%	$ 17,061	4.00%	$ 21,326	5.00%
Risk-based capital:						
Tier 1	31,775	11.21	11,339	4.00	17,009	6.00
Total	35,407	12.49	22,679	8.00	28,349	10.00

The Corporation was required to deconsolidate its investment in the subsidiary trust formed in connection with the issuance of trust preferred securities in 2004. In July 2003, the Board of Governors of the Federal Reserve System instructed bank holding companies to continue to include the trust preferred securities in their Tier 1 capital for regulatory capital purposes until notice is given to the contrary. There can be no assurance that the Federal Reserve will continue to allow institutions to include trust preferred securities in Tier 1 capital for regulatory capital purposes.

The deconsolidation of the subsidiary trust results in the Corporation reporting on its balance sheet the subordinated debentures that have been issued from City National Bancshares Corporation to the subsidiary trust.

Note 25 Summary of quarterly financial information

(unaudited)	2011			
Dollars in thousands, except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 4,076	$ 4,057	$ 3,729	$ 3,562
Interest expense	1,321	1,275	1,228	1,140
Net interest income	2,755	2,782	2,501	2,422
Provision for loan losses	1,200	814	500	500
Net gains on securities transactions	—	—	—	989
Other operating income	637	618	645	1,131
Other operating expenses	3,735	3,684	3,963	3,688
Net income (loss) before income tax expense	(1,543)	(1,098)	(1,317)	354
Income tax expense	12	19	25	17
Net income (loss)	$ (1,555)	$ (1,117)	$ (1,342)	$ 337
Net income (loss) per share-basic	$ (12.80)	$ (9.48)	$ (11.20)	$ 0.88
Net income (loss) per share-diluted	$ (12.80)	$ (9.48)	$ (11.20)	$ 0.88

(unaudited)	2010			
Dollars in thousands, except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 5,522	$ 5,273	$ 4,864	$ 4,575
Interest expense	1,998	1,895	1,839	1,675
Net interest income	3,524	3,378	3,025	2,900
Provision for loan losses	1,381	1,010	2,825	4,271
Net gains (losses) on securities transactions	1	528	137	1,414
Net impairment losses on securities				
Other operating income	690	1,644	577	626
Other operating expenses	3,523	3,665	4,184	4,683
Income (loss) before income tax expense	(689)	875	(3,270)	(4,013)
Income tax expense (benefit)	15	53	74	218
Net income (loss)	$ (704)	$ 822	$ (3,344)	$ (4,231)
Net income (loss) per share-basic	$ (6.72)	$ 5.32	$ (26.43)	$ (33.17)
Net income (loss) per share-diluted	$ (6.72)	$ 5.32	$ (26.43)	$ (33.17)

Basic net income per common share is calculated by dividing net income less dividends on preferred stock by the weighted average number of common shares outstanding. On a diluted basis, both net income and common shares outstanding are adjusted to assume the conversion of the preferred stock if conversion is deemed dilutive. For all periods presented, the assumption of the conversion would have been antidilutive.

Note 26 Subsequent events

In February 2012, City National Bancshares Corporation deferred the payment of its regular quarterly cash dividend of $117,987 on its Series G fixed-rate cumulative perpetual preferred stock issued to the U.S. Treasury in connection with the Corporation's participation in the Treasury's TARP Capital Purchase Program.

In addition, the Corporation deferred its regularly scheduled quarterly interest payment of $31,751 on its junior subordinated debentures issued by the City National Bank of New Jersey Capital Statutory Trust II.

The Series G preferred stock and the junior subordinated debentures issued in favor of the Trust provide for cumulative dividends and interest, respectively. Accordingly, the Corporation may not pay dividends on any of its common or preferred stock until the dividends on Series G preferred stock and the interest on such debentures are paid-up currently. Accordingly, dividends on the remaining series of preferred stock that were payable in February 2012 were not paid.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

City National Bancshares Corporation:

We have audited the accompanying consolidated balance sheets of City National Bancshares Corporation and subsidiary (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of City National Bancshares Corporation and subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has entered into a consent order with the Office of the Comptroller of the Currency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Short Hills, New Jersey

May 25, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations
The purpose of this analysis is to provide information relevant to understanding and assessing the results of operations for each of the past three years and financial condition for each of the past two years for City National Bancshares Corporation and its subsidiaries.

Cautionary statement concerning forward looking statements
This management's discussion and analysis contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about management's expectations about new and existing programs and products, relationships, opportunities, and market conditions. Such forward-looking statements involve certain risks and uncertainties. These include, but are not limited to, unanticipated changes in the direction of interest rates, effective income tax rates, loan prepayment assumptions, deposit growth, the direction of the economy in New Jersey and New York, levels of asset quality, continued relationships with major customers, as well as the effects of general economic conditions and legal and regulatory issues and changes in tax regulations. Actual results may differ materially from such forward
looking statements. The Corporation assumes no obligation for updating any such forward looking statement at any time.

Critical accounting policies and use of estimates
The Corporation's accounting and reporting policies conform, in all material respects, to U.S. generally accepted accounting principles ("GAAP"). In preparing the consolidated financial statements, management has made estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of condition and results of operations for the periods indicated. Actual results could differ significantly from those estimates.

Accounting policies are fundamental to understanding management's discussion and analysis of its financial condition and results of operations. The significant accounting policies are presented in Note 1 to the consolidated financial statements. Policies on the allowance for loan losses, security valuations, and income taxes are considered to be critical as management is required to make subjective and/or complex judgments about matters that are inherently uncertain and could be most subject to revision as new information becomes available.

The judgments used by management in applying the critical accounting policies discussed below may be affected by a further and prolonged deterioration in the economic environment, which may result in changes to future financial results. Specifically, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for loan losses in future periods, and the inability to collect on outstanding loans could result in increased loan losses. In addition, the valuation of certain securities in the investment portfolio could be negatively impacted by illiquidity or dislocation in marketplaces resulting in significantly depressed market prices, or a deterioration in credit quality, thus leading to further impairment losses.

Allowance for loan losses, impaired loans, TDRs and OREO
The allowance for loan losses represents management's estimate of probable loan losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. Bank regulators, as an integral part of their examination process, also review the allowance for loan losses. Such regulators may require, based on their judgments about information available to them at the time of their examination, that certain loan balances be charged off or require that adjustments be made to the allowance for loan losses when their credit evaluations differ from those of management. Additionally, the allowance for loan losses is determined, in part, by the composition and size of the loan portfolio, which represents the largest asset type on the consolidated statement of financial condition.

The allowance for loan losses consists of four elements: (1) specific reserves for individually impaired credits, (2) reserves for classified, or higher risk rated, loans, (3) reserves for non-classified loans and (4) unallocated reserves. Other than the specific reserves, the calculation of the allowance takes into consideration numerous risk factors both internal and external to the Corporation, including changes in loan portfolio volume, the composition and concentrations of credit, new market initiatives, migration to loss analysis and the amount of loan charge-offs, among other quantitative and qualitative factors.

Management performs a formal quarterly evaluation of the adequacy of the allowance for loan losses. The analysis of the allowance for loan losses has a component for impaired loan losses and a component for general loan losses. Management has defined an impaired loan to be a loan for which it is probable, based on current information, that the Corporation will not collect all amounts due in accordance with the contractual terms of the agreement. The Corporation defined the population of impaired loans to be all nonaccrual loans with an outstanding balance of $100,000 or greater, and all loans subject to a troubled debt restructuring. Impaired loans are individually assessed to determine that the loan's carrying value is not in excess of the estimated fair value of the collateral (less cost to sell), if the loan is collateral dependent, or the present value of the expected future cash flows, if the loan is not collateral dependent. Management performs a detailed evaluation of each impaired loan and generally reviews appraisals as part of the evaluation. In addition, management adjusts estimated fair value down to appropriately consider recent market conditions and costs to dispose of any supporting collateral. Determining the estimated fair value of underlying collateral (and related costs to sell) can be subjective in illiquid real estate markets and is subject to significant assumptions and estimates. Management employs independent third-party experts in appraisal preparations and performs reviews to ascertain the reasonableness of updated appraisals. Projecting the expected cash flows under troubled debt restructurings is inherently subjective and requires, among other things, an evaluation of the borrower's current and projected financial condition. Actual results may be significantly different than projections and the established allowance for loan losses on these loans, and could have a material effect on the Corporation's financial results.

Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned. When the Bank acquires other real estate owned, it generally obtains a current appraisal to substantiate the net carrying value of the asset. The asset is recorded at the lower of cost or estimated fair value, establishing a new cost basis. Holding costs and declines in estimated fair value result in charges to expense after acquisition.

Although management believes that the allowance for loan losses has been maintained at adequate levels to reserve for probable losses inherent in its loan portfolio, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. Although management uses quantitative and qualitative information in its models, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change.

Investment security valuations and impairments

Management utilizes various inputs to determine the fair value of its investment portfolio. To the extent they exist, unadjusted quoted market prices in active markets (level 1) or quoted prices of similar assets (level 2) are utilized to determine the fair value of each investment in the portfolio. In the absence of quoted prices and illiquid markets, valuation techniques may be used to determine fair value of any investments that require inputs that are both significant to the fair value measurement and unobservable (level 3). Valuation techniques are based on various assumptions, including, but not limited to, projected cash flows, discount rates, rate of return, adjustments for nonperformance and liquidity, valuations of underlying collateral and liquidation values. A significant degree of judgment is involved in valuing investments using level 3 inputs. The use of different assumptions could have a positive or negative effect on consolidated financial condition or results of operations.

Management periodically evaluates if unrealized losses (as determined based on the securities valuation methodologies discussed above) on individual securities classified as available for sale in the investment portfolio are considered to be other-than-temporary. The analysis of other-than-temporary impairment requires the use of various assumptions, including, but not limited to, the length of time an investment's book value is greater than fair value, the severity of the investment's decline, any credit deterioration of the investment, whether management intends to sell the security, and whether it is more likely than not that management will be required to sell the security prior to recovery of its amortized cost basis. As a result of the adoption of new authoritative guidance under ASC Topic 320, "Investments—Debt and Equity Securities" on April 1, 2009, debt investment securities deemed to be other-than-temporarily impaired are to be written down by the impairment related to the estimated credit loss and the non-credit related impairment was recognized in other comprehensive income.

City National Bank of New Jersey is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. As a member of the Federal Home Loan Bank of New York ("FHLB-NY") City National Bank is required to acquire and hold shares of capital stock in the FHLB-NY in an amount determined by a "membership" investment component and an "activity-based" investment component. As of December 31, 2011, City National Bank was in compliance with its ownership requirement and held $951,000 of FHLB-NY common stock. In performing the quarterly evaluation of the investment in FHLB-NY stock, management reviews the most recent financial statements of the FHLB of New York and determines whether there have been any adverse changes to its capital position as compared to the previous period. In addition, management reviews the FHLB-NY's most recent President's Report in order to determine whether or not a dividend has been declared for the current reporting period. Finally, management obtains the credit rating of FHLB from an accredited credit rating agency to ensure that no downgrades have occurred. At December 31, 2011, it was determined by management that the Bank's investment in FHLB stock was not impaired.

Income taxes

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the consolidated financial condition or results of operations.

In connection with determining the income tax provision, a reserve is maintained related to certain tax positions and strategies that management believes contain an element of uncertainty. Periodically, management evaluates each tax position and strategy to determine whether the reserve continues to be appropriate.

The Corporation uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If it is determined that it is more likely than not that the deferred tax assets will not be realized, a valuation allowance is established. Management considers the determination of this valuation allowance to be a critical accounting policy because of the need to exercise significant judgment in evaluating the amount and timing of recognition of deferred tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed quarterly as regulatory and business factors change. A valuation allowance for deferred tax assets may be required if the amounts of taxes recoverable through loss carry-backs decline, or if lower levels of future taxable income are projected. Such a valuation allowance would be established and any subsequent changes to such allowance would require an adjustment to income tax expense that could adversely affect the Corporation's operating results.

The Corporation is presently attempting to raise additional capital. A capital raise may trigger a change in control under Section 382 of the Internal Revenue Code. Generally, Section 382 limits the utilization of an entity's net operating loss carryforwards upon a change of control. If a change of control is triggered, it could result in a loss of deductibility of a portion of the Corporation's deferred tax asset.

Executive summary
In 2011, we continued to face unprecedented challenges from the repercussions arising from the economic downturn. While we continue to incur losses they have decreased significantly due primarily to sharply reduced loan charge-offs and related loan loss provisions, although we continue to incur operating losses before consideration of the provision.

Because asset quality is the major driver of our earnings and capital levels, while nonperforming loan levels have risen, the reduced loan charge-offs represent a significant milestone. We have also added loan staff experienced in loan workout, resulting in more aggressive action in slowing the migration of past due loans and the collection of nonperforming loans.

We have taken several steps to mitigate our losses, most significantly closing a branch and the discontinuance of our supplemental executive and directors' retirement plans. We are also reviewing our remaining branch network for possible additional closures or consolidation, as well as exploring new affiliations which are expected to generate new sources of revenue.

In 2011, we received $500,000 of awards from the U.S. Treasury's Community Development Financial Institution ("CDFI") Fund, while in 2010, we received $1.6 million. The awards were based on the Bank's lending efforts in qualifying lower income communities and $257,000 was recorded as a yield enhancement on the related loans during 2011. There is no assurance that we will receive similar awards in 2012.

The primary source of the Corporation's income comes from net interest income, which represents the excess of interest earned on earning assets over the interest paid on interest-bearing liabilities. This income is subject to interest rate risk resulting from changes in interest rates. The most significant component of the Corporation's interest-earning assets is the loan portfolio. In addition to the aforementioned interest rate risk, the portfolio is subject to credit risk. Certain components of the investment portfolio are subject to credit risk as well.

Cash and due from banks
Cash and due from banks declined from $7.2 million at the end of 2010 to $6 million at the end of 2011, while average cash and due from banks was $8.1 million in both 2010 and 2011.

Federal funds sold
Federal funds sold increased from $13.6 million at the end of 2010 to $32.6 million at December 31, 2011, while the related average balance rose slightly, from $29.5 million in 2010 to $31.1 million in 2011. The higher year-end balance was due to a higher planned liquidity position.

Interest-bearing deposits with banks
Interest-bearing deposits with banks decreased from $3.3 million at December 31, 2010 to $1.9 million a year later, while the related average balances were $2.1 million in 2011 and $1.5 million in 2010. The deposits represent the Bank's participation in the CDFI deposit program. Under this program, the Bank is eligible for awards based on deposits made in other CDFIs, representing a yield enhancement on the CDFI deposits. In 2011, $224,000 of such income was recorded as interest income from interest-bearing deposits with banks, while $24,000 was recorded in 2010 and $42,000 was recorded in 2009.

Investments
The available for sale ("AFS") portfolio decreased to $95.1 million at December 31, 2011 from $105.4 million a year earlier due primarily to maturities and principal payments that were not reinvested into the portfolio due to a deleverage program, whereby the Corporation reduces the its asset size to improve capital ratios. During the 2011 fourth quarter, $6.3 million of tax-exempt securities were sold as the Corporation does not expect to benefit from tax-exempt income for the foreseeable future. Purchases during 2011 were comprised solely of U.S. government agency securities that are eligible as collateral for municipal deposits.

Additionally, during the 2011 fourth quarter, the Corporation sold $24.6 million of U.S. government agency securities, recognizing a gain of $989,000, reinvesting the proceeds into U.S. government agency securities. The sale and reinvestment was done primarily to improve capital ratios, and from an interest rate risk standpoint, was neutral.

The related pre-tax unrealized loss was $173,000 at the end of 2010 compared to an unrealized gain of $423,000 at the end of 2011 due to the lower interest rate environment in 2011, which had a positive impact on our portfolio.

Included in the AFS portfolio are two collateralized debt obligations ("CDOs") that are comprised of pools of trust preferred securities issued primarily by banks that have a book value of $1,036,000 and a market value of $467,000. The unrealized loss of $569,000 is included in Other Comprehensive Income ("OCI"). $584,000 of this loss pertains to one CDO which continues to be fully performing and has substantial excess collateral coverage in the tranche we own. The market value of this security has been negatively impacted by illiquidity in the overall CDO market, as well as losses sustained in the underlying collateral. No impairment losses were recorded on either of the CDOs during 2011.

Additionally, the available for sale portfolio includes two corporate debt securities with a carrying value of $1.9 million that have an unrealized loss of $300,000. All of the investments continue to perform.

Finally, the Bank owns six single-issue trust preferred securities issued by individual financial institutions with a carrying value of $4.5 million and an unrealized loss of $1.2 million. No impairment losses have been incurred on these securities, which are current as to the payment of interest and mostly investment grade.

Management does not believe that any individual unrealized losses as of December 31, 2011 represent an other-than-temporary impairment. Additionally, the Corporation does not have the intent to sell these securities and it is more likely than not that the Corporation will not be required to sell the securities.

The Bank transferred its entire held to maturity ("HTM") portfolio to AFS in March 2010. This transfer was made in conjunction with the deleveraging program to reduce total asset levels in order to improve capital ratios, and improve liquidity by allowing for the disposition of securities, if necessary. In December 2010, we sold securities with a book value of $46.1 million, recognizing a gain of $1.4 million and concurrently paid off $26.5 million in Federal Home Loan Bank advances, incurring a prepayment penalty of $694,000. We also reinvested $28 million into new securities, resulting in a reduction in total assets of approximately $26.5 million.

The average yield on the AFS portfolio declined to 3.34% at December 31, 2011 from 4.14% at December 31, 2010. The reduced yield was due to the lower yields earned on newly acquired investments placed in the portfolio during 2011, along with the sale of securities during the year that had relatively high yields. The weighted average life of the AFS portfolio was 5.70 years at the end of 2011 compared to 6.58 years a year earlier due to the purchase of shorter-term securities to limit interest rate risk exposure in a rates-up environment.

Due largely to illiquidity in various segments of the fixed income markets, valuations have became more subjective, requiring alternate methods of valuation aside from quoted trade prices, which often represent distressed sales prices. Such methods included underlying collateral valuations and discounted cash flow analyses, often producing higher calculated valuations than the quoted trade prices. Illiquidity in these markets also has a negative effect on such quotations. Finally, credit weakness of various issuers also has a significant negative impact on valuations. As a result, the services of third-party consultants were utilized in the valuation process. These consultants prepared discounted cash flow analyses for the CDOs and analyzed the default probabilities of underlying issuers in the Corporation's CDO portfolio in order to determine the fair values of such securities.

Loans

Loans declined to $208.7 million at December 31, 2011 from $245 million at December 31, 2010, while average loans in 2011 decreased to $227.4 million from $261.7 in 2010. The decline resulted primarily from paydowns and principal payments, which were not replaced by new loans as the Bank is presently originating very few loans, which are primarily to existing customers. We expect to resume originations as well as purchases in the secondary market in 2012, and will diversify the concentration in commercial real estate ("CRE") loans by seeking commercial or residential mortgage loans, as well as consumer credit. This will improve our concentration ratios which will remain high and even increase as our total portfolio is shrinking and capital levels are declining due to operating losses.

At December 31, 2011, the Bank had a concentration in CRE loans, including concentrations of loans to churches and loan participations with a third-party commercial real estate lender in New York City, both of which are experiencing credit quality problems and represent significant components of the Bank's nonperforming loans. Loans to churches totaled $57.5 million at December 31, 2011, representing 27.6% of total loans outstanding, generally all of which were secured by real estate, compared to $62.8 million and 25.6% at December 31, 2010. Participations with the third-party lender totaled $11.6 million, of which $8 million were construction loans. Both types of loans are generally secured by commercial real estate, the appraised values of which have suffered large declines during the current economic downturn. Accordingly, both types of loans currently have generally higher loan-to-value ratios than when they were originated, which has been factored into the methodology for determining the allowance for loan losses.

Residential mortgage loans, including home equity loans, represent an insignificant part of the Bank's lending portfolio. Consumer loans, including automobile loans, also comprise a relatively small part of the portfolio. Most of the Bank's lending efforts are in Northern New Jersey, New York City and Nassau County.

The Bank generally secures its loans by obtaining first mortgage liens on real estate, both residential and commercial, and does virtually no asset-based financing. Without additional side collateral, the Bank generally requires maximum loan-to-value ratios that do not exceed 70% for loan transactions secured by commercial real estate at the time of origination. If a loan is performing, appraisals are performed when the loan renews, if there is a renewal date, and if nonperforming, appraisals are generally performed annually.

Allowance for loan losses

The allowance for loan losses is a critical accounting policy and is maintained at a level determined by management to be adequate to provide for inherent losses in the loan portfolio. The allowance is increased by provisions charged to operations and recoveries of loan charge-offs. The allowance is based on management's evaluation of the loan portfolio and several other factors, including past loan loss experience, general business and economic conditions, concentration of credit and the possibility that there may be inherent losses in the portfolio that cannot currently be identified. Although management uses the most appropriate information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term changes.

Management maintains the allowance for credit losses at a level estimated to absorb probable loan losses of the loan portfolio at the balance sheet date. The allowance is based on ongoing evaluations of the probable estimated losses inherent in the loan portfolio. The methodology for evaluating the appropriateness of the allowance includes segmentation of the loan portfolio into its various components, tracking the historical levels of classified loans and delinquencies, applying economic outlook factors, assigning specific incremental reserves where necessary, providing specific reserves on impaired loans, and assessing the nature and trend of loan charge-offs. Additionally, the volume of non-performing loans, concentration risks by size and type, collateral adequacy and economic conditions are taken into consideration.

The allowance established for probable losses on specific loans is based on a regular analysis and evaluation of classified loans. Loans are classified based on an internal credit risk grading process that evaluates, among other things: (i) the obligor's ability to repay; (ii) the underlying collateral, if any; and (iii) the economic environment and the industry in which the borrower operates. Specific valuation allowances are determined by analyzing the borrower's ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower's industry, among other things.

Additionally, nonaccrual loans over a specific dollar amount are individually evaluated, along with all troubled debt restructured loans, for impairment based on the underlying anticipated method of payment consisting of either the expected future cash flows or the related collateral. If payment is expected solely based on the underlying collateral, an appraisal is completed to assess the fair value of the collateral. Collateral dependent impaired loan balances are written down to the current fair value of each loan's underlying collateral resulting in an immediate charge-off to the allowance. If repayment is based upon future expected cash flows, the present value of the expected future cash flows discounted at the loan's original effective interest rate is compared to the carrying value of the loan, and any shortfall is recorded as a specific valuation allowance in the allowance for credit losses.

The allowance allocations for non-impaired loans are calculated by applying loss factors by specific loan types to the applicable outstanding loans and unfunded commitments. Loss factors are based on the Bank's loss experience and may be adjusted for significant changes in the quality of the current loan portfolio that, in management's judgment, affect the collectability of the portfolio as of the evaluation date.

The allowance contains reserves identified as unallocated to cover inherent losses in the loan portfolio which have not been otherwise reviewed or measured on an individual basis. Such reserves include management's evaluation of the regional economy, loan portfolio volumes, the composition and concentrations of credit, credit quality and delinquency trends. These reserves reflect management's attempt to ensure that the overall allowance reflects a margin for judgmental factors and the uncertainty that is inherent in estimates of probable credit losses.

On a quarterly basis, management performs an evaluation of the methodology in calculating the allowance, which may result in revisions to the loss factors for various types of loans.

During 2011, both commercial and real estate loan balances have declined considerably, continuing a trend that began in 2010 and 2009 with respect to real estate loans. The credit quality of this segment of the portfolio deteriorated earlier and at a faster pace than other portfolio segments, and also represent a concentration of capital. As a result, aggressive action was implemented in 2010, including write-downs and charge-offs, to the extent that the required provision fell from $5.2 million in 2010 to $1.7 million in 2011.

The allowance represented 5.21% of total loans at December 31, 2011 and 4.34% at December 31, 2010, while the allowance represented 24.58% of total nonperforming loans at December 31, 2011 compared to 27.77% at the end of 2010 due to an increase in nonperforming loans. The increase in the allowance as a percentage of total loans occurred due to the lack of originations in 2011, resulting in a decline in the overall portfolio. The allowance at December 31, 2011 rose nominally from December 31, 2010 due to a significant drop in charge-offs and the loan loss provision exceeding net chargeoffs for 2012.

Nonperforming loans

Nonperforming assets rose to $45.8 million at the end of 2011 due primarily to increasingly higher levels of nonaccruing commercial real estate loans. The commercial real estate portfolio continues to be stressed by the effects of the economic recession in the Bank's trade area, which has been affected later than the rest of the country and is expected to recover later as well. The deterioration in credit quality in the overall portfolio since the end of 2009 has occurred primarily in two segments of the loan portfolio, comprised of loans acquired from a third-party non-bank lender located in New York City and loans made to churches. Both categories are considered commercial real estate loans.

Included in the portfolio are loans to churches totaling $57.5 million and loans acquired from the third-party lender totaling $10.4 million, compared to $62.8 million and $17.6 million at the end of 2010. Nonaccrual loans includes $8 million of loans to religious organizations, which management believes have been impacted by reductions in tithes and collections from congregation members due to the weak economy, and $8 million of loans acquired from the third-party non-bank lender. Church loans located in the State of New York may require significantly longer collection periods because approval is required by the State of New York before the underlying property may be encumbered. Nonaccrual loans to churches located in New York totaled $4.9 million at December 31, 2011.

Impaired loans totaled $43 million at December 31, 2011, up from $34.8 million at December 31, 2010. The related allocation of the allowance for loan losses amounted to $1.5 million due to a shortfall in collateral values. Impaired loans totaling $36.7 million had no specific reserves at December 31, 2011 due to the net realizable value of the underlying collateral exceeding the carrying value of the loan. Impaired loan charge-offs totaled $2.2 million in 2011.There was no interest income recognized on impaired loans during 2011.

Included in impaired loans are loans to churches totaling $9.6 million with a related allowance of $545,000. Additionally, impaired loans includes $8 million of construction loan participations acquired from the third-party lender with a related allowance of $346,000. The average balance of impaired loans in 2011 was $38.9 million compared to $24.2 million in 2010. Most of the impaired loans are secured by commercial real estate properties.

Troubled debt restructured loans ("TDRs") totaled $5.7 million, with a related allowance of $111,000 at December 31, 2011 and included eight borrowers. TDRs to five borrowers amounting to $4 million are accruing. The remainder are on nonaccrual status due to delinquent payments. All TDRs are included in the balance of impaired loans.

Other assets

Other assets rose to $13.3 million at the end of 2011 compared to $10.8 million a year earlier, with the increase resulting primarily from investment securities purchased prior to December 31, 2011 that did not settle until January 2012.

Other real estate owned

Other real estate owned ("OREO") was lower due to writedowns of foreclosed properties, although balances are expected to rise as nonaccrual loans move through the foreclosure process.

Deposits

The Bank's deposit levels may change significantly on a daily basis because deposit accounts maintained by municipalities represent a significant part of the Bank's deposits and may be more volatile than commercial or retail deposits.

These municipal and U.S. Government accounts represent a substantial part of the Bank's business, tend to have high balance relationships and comprise most of the Bank's accounts with balances of $250,000 or more at December 31, 2011 and 2010. These accounts are used for operating and short-term investment purposes by the municipalities and require collateralization with readily marketable U.S. Government securities or Federal Home Loan Bank of New York municipal letters of credit. Prior to 2010, we also held short-term municipal investment time deposits but no longer offer such accounts.

While the collateral maintenance requirements associated with the Bank's municipal and U.S. Government account relationships might limit the ability to readily dispose of investment securities used as such collateral, management does not foresee any need for such disposal, and in the event of the withdrawal of any of these deposits, these securities are readily marketable or available for use as collateral for repurchase agreements.

Changes in all deposit categories discussed below were caused by fluctuations in municipal deposit account balances unless otherwise indicated.

Total deposits declined to $299.3 million at December 31, 2011 from $338.6 million a year earlier, while average deposits decreased to $329.8 million in 2011 from $372.8 million in 2010. Both reductions resulted from the deleveraging program, with the most significant declines occurring in municipal time deposits, which fell from $117.8 million at December 31, 2010 to $91.3 million a year later and brokered deposits, which declined from $49.7 million at the end of 2010 to $30 million a year later. Brokered deposit levels are expected to decline another $12.1 million during 2012 due to maturity runoff, as the Bank is precluded from issuing or renewing such deposits under the Consent Order.

Passbook and statement savings deposits totaled $22.7 million at December 31, 2011 compared to $23 million a year earlier, while such savings accounts averaged $22.8 million in 2011 compared to $24.2 million in 2010. The declines resulted primarily from closings of decedents' accounts.

Money market deposit accounts declined to $44.2 million at December 31, 2011 from $61.9 million a year earlier, while average money market deposits decreased to $55.2 million in 2011 from $65.6 million in 2010.

Interest-bearing demand deposit account balances rose slightly to $47.7 million at the end of 2011 compared to $45.7 million at year-end 2010, while the related average balance of $45 million in 2011 declined from the average of $60.5 million in 2010.

Time deposits declined to $147.2 million at December 31, 2011 from $172.8 million at the end of 2010 while average time deposits were $164.4 million in 2011, compared to an average of $187.4 million in 2010. The declines occurred due to a $19.7 million reduction in brokered deposits.

Accrued expenses and other liabilities
This category rose due to a $15.1 million liability recorded for the purchase of an investment security that did not settle until January, 2012.

Short-term borrowings
There were no short-term borrowings at either December 31, 2011 or 2010, while average short-term borrowings were nominal during both 2011 and 2010.

Long-term debt
Long-term debt of $19.2 million at December 31, 2011 was unchanged from a year earlier, while the related average balance was $19.2 million in 2011 compared to $46.9 million in 2010. The decline resulted from a prepayment of $26.5 million of Federal Home Loan Bank advances in December 2010 in conjunction with a deleveraging program.

Results of operations – 2011 compared with 2010
The Corporation recorded a net loss of $3.7 million in 2011 compared to a loss of $7.5 million a year earlier, due to a drop in the provision for loan losses from $9.5 million to $3 million, offset in part by lower net interest income and other operating income. Our earnings continue to be negatively impacted by elevated credit costs and expenses incurred to remediate the Consent Order.

Included in both years' earnings was award income received from the CDFI Fund. The awards were based primarily on the Bank's lending efforts in qualifying lower-income communities. Award income attributable to its lending efforts and recorded as yield enhancements totaled $257,000 in 2011, $321,000 in 2010 and $386,000 in 2009 in addition to $600,000 of such income included in Other income that was not considered a yield enhancement. The Bank also recorded award income related to time deposits made in other CDFI's of $224,000 in 2011, $24,000 in 2010 and $42,000 in 2009.

Finally, the Bank recorded award income of $71,000 in 2009 as a recovery of approved information technology-related costs. No such income was recorded in 2010 or 2011. In total, $1.1 million of award income was recorded in 2011, while $1.6 million was recorded in 2010 and $499,000 was recorded in 2009.

These awards are dependent on the availability of funds in the CDFI Fund as well as the Corporation meeting various qualifying standards. Accordingly, there is no assurance that the Corporation will continue to receive these awards in the future, although as a CDFI, our day-to-day business efforts are expected to provide opportunities to qualify for these awards. However, the Corporation has received various awards under these programs on a regular basis as follows over the past five years: 2011 - $500,000, 2010 - $1.6 million, 2009 - $700,000, 2008 - $1.2 million and 2007 - $542,000. The Corporation expects to continue to apply for these awards.

On a fully taxable equivalent ("FTE") basis, net interest income of $13.2 million in 2010 declined to $10 million in 2011, while the related net interest margin declined nine basis points, from 3.04% to 2.95%. The reduced net interest margin occurred due to several factors as discussed below.

Interest income on a FTE basis declined from $20.6 million in 2010 to $15.1 million in 2011 due to several factors. The continued low interest rate environment had a significant impact because reinvestment of investment portfolio runoff was reinvested into the portfolio at lower rates. In order to enhance liquidity, much of the runoff in both the loan and investment portfolios was reinvested into Federal funds sold at minimal interest rates. Also, there were few new loan originations, further reducing our opportunities for generating spread income. Additionally, earning asset levels dropped during 2011 due to deleveraging. Finally, nonaccrual loan balances went up, further reducing interest income. The yield on interest earning assets fell 41 basis points, from 4.74% to 4.33%. Average balance reductions occurred in both investments and loans, and rates declined in all asset categories except for interest-bearing deposits with banks, where the rate rose because of income recorded as yield enhancement.

Interest income from Federal funds sold was lower in 2011 due to a lower average rate earned. The low yield resulted from the Federal Reserve Bank's Federal Open Market Committee's ongoing decision to leave the Federal funds target rate at a range of 0% to .25%.

Interest income on taxable investment securities decreased in 2011 due to a lower average rate, which declined from 4.28% to 3.92%, as well as a lower average balance. Tax-exempt investment income also fell due primarily to the sale of tax-exempt securities that were no longer beneficial to the Corporation because of net operating losses.

Interest income on loans declined due to a lower average rate earned, which decreased from 5.41% to 4.97% and sharply reduced loan volume, as few loans were originated during 2011. The lower yield was caused by the low interest rate environment along with the loss of interest from nonaccrual loans.

Interest expense declined sharply in 2011, as the average rate paid to fund interest-earning assets decreased from 1.70% to 1.38%. This decline was due to the lower rates paid on deposits. The most significant reduction occurred in interest expense on time deposits, which declined $1.2 million in 2011. Additionally, all interest-bearing liabilities had volume reductions.

Service charges on deposit accounts declined 12.2% in 2011 from 2010 due primarily to a reduction in overdraft fees resulting largely from federal opt-out rules implemented in 2010. ATM fees were lower as a result of reducing the number of ATMs in our network. Undistributed income from unconsolidated subsidiaries was higher due to greater leasing activity by a minority leasing company in which we hold a minority interest.

Award income was lower in 2011 due to a reduction in federal funding available for the award program.

Net gains on securities transactions declined due to management's decision to limit the amount of such gains to a capital improvement transaction, compared to 2010, when we completed a major deleverage transaction.

Salaries and other employee benefits expense rose 4.4% in 2011 as head count declined from 89 full-time equivalent employees at the end of 2010 to 86 a year later due to branch closings and departmental restructuring. Almost all of the salary increase resulted from vacation and severance pay packages for officers who left the Bank during 2011. Health insurance expense was down due to less covered employees during the year.

Both occupancy and equipment expense were lower due to branch closings. Management consulting fees rose 27.8% in 2011 due to the retention of consultants to assist in complying with the terms of the Consent Order, along with the outsourcing of the internal audit and compliance functions.

Both OREO expense and foreclosure costs rose due to higher writedowns of foreclosed properties in 2011 as well as increased carrying costs of foreclosed properties. 2010 included charges for a $694,000 prepayment penalty on the prepayment of Federal Home Loan Bank advances and $696,000 of charges related to the closing of two branch offices, including the charge-off of $468,000 of core deposit intangible, that did not recur in 2011.

Other expenses were down 33.7% in 2011 due primarily to lower appraisal fees, and directors' fees, which cannot be paid under the terms of the Consent Order.

Income tax expense in 2011 was mostly related to state tax expense on income from an investment subsidiary as tax benefits resulting from losses were restricted by valuation allowances. These deferred benefits will not be recovered until the Corporation can demonstrate the ability to generate future taxable income.

The Corporation is in process of attempting to raise capital. Section 382 of the Internal Revenue Code limits the utilization of an entity's net operating loss carryforwards and general business credits in the event a change in control is triggered.

Liquidity

The liquidity position of the Corporation is dependent on the successful management of its assets and liabilities so as to meet the needs of both deposit and credit customers. Liquidity needs arise primarily to accommodate possible deposit outflows and to meet borrowers' requests for loans. Such needs can be satisfied by investment and loan maturities and payments, along with the ability to raise short-term funds from external sources.

Continued asset quality deterioration and operating losses could create significant stress on sources of liquidity, including limiting access to funding sources and requiring higher discounts on collateral used for borrowings. Accordingly, the Corporation has implemented a contingency funding plan, currently in use, which provides detailed procedures to be instituted in the event of a liquidity crisis.

The Bank depends primarily on deposits as a source of funds, and prior to the Consent Order, also provided for a portion of its funding needs through short-term borrowings, such as the Federal Home Loan Bank ("FHLB"), Federal Funds purchased, securities sold under repurchase agreements and borrowings under the U.S. Treasury tax and loan note option program. The Bank also utilizes the Federal Home Loan Bank and the Federal Reserve Bank discount window for longer-term funding purposes. All the Bank's borrowings must be collateralized.

A significant part of the Bank's deposit base is from municipal deposits, which comprised $91.3 million, or 30.5% of total deposits at December 31, 2011, compared to $105.8 million, or 31.2% of total deposits at December 31, 2010. These relationships arise due to the Bank's urban market, leading to municipal deposit relationships. $36.7 million of investment securities were pledged as collateral for these deposits along with $38.3 million in Federal Home Loan Bank letters of credit, all of which require collateralization. As a result of the large size of these individual deposit relationships, these municipalities represent a potentially volatile source of liquidity, although they have historically been a stable source of deposits.

Illiquidity in certain segments of the investment portfolio may limit the Corporation's ability to dispose of various securities, although management believes that the Corporation has sufficient resources to meet all of its liquidity demands. Should the market for these and similar types of securities, such as single issuer trust preferred securities, continue to deteriorate, or should credit weakness develop, additional illiquidity could occur within the investment portfolio.

Municipal deposit levels may fluctuate significantly depending on the cash requirements of the municipalities. The Bank maintains significant Federal funds balances and has ready sources of available short-term borrowings in the event that the municipalities have unanticipated cash requirements. Such sources include Federal funds lines, FHLB advances and access to the repurchase agreement market, utilizing the collateral for the withdrawn deposits. In certain instances, however, these lines may be reduced or not available in the event of a significant decline in the Bank's credit quality or capital levels.

As a result of the loss incurred, there were no significant sources of funds during 2011 from operating activities.

Net cash provided by investing activities during 2011 was derived primarily from proceeds from sales of investment securities available for sale, amounting to $31.9 million, and proceeds from loan payoffs and payments totaling $30.6 million, while the primary use of cash was for purchases of investment securities available for sale, which amounted to $40.7 million.

There were no significant sources of cash provided by financing activities, while the most significant uses of funds was an outflow of $39.3 million of deposits resulting from the runoff of $20 million in brokered deposits and the deleveraging program.

As a result of the aforementioned Consent Order, the Corporation has implemented a contingency funding plan which provides detailed procedures to be instituted in the event of a liquidity crisis. The plan provides for, among other things, the sale of Bank-owned properties at distressed prices in the event of a crisis situation where the Bank would be unable to meet its funding obligations on a timely basis. This situation has not yet occurred where we would have to sell Bank-owned properties.

Interest rate sensitivity

The management of interest rate risk is also important to the profitability of the Corporation. Interest rate risk arises when an earning asset matures or when its interest rate changes in a time period different from that of a supporting interest bearing liability, or when an interest bearing liability matures or when its interest rate changes in a time period different from that of an earning asset that it supports. While the Corporation does not match specific assets and liabilities, total earning assets and interest bearing liabilities are grouped to determine the overall interest rate risk within a number of specific time frames.

It is the responsibility of the Asset/Liability Management Committee ("ALCO") to monitor and oversee the activities of interest rate sensitivity management and the protection of net interest income from fluctuations in interest rates as well as to monitor liquidity.

Interest sensitivity analysis attempts to measure the responsiveness of net interest income to changes in interest rate levels. The difference between interest sensitive assets and interest sensitive liabilities is referred to as interest sensitive gap. At any given point in time, the Corporation may be in an asset-sensitive position, whereby its interest-sensitive assets exceed its interest-sensitive liabilities, or in a liability-sensitive position, whereby its interest-sensitive liabilities exceed its interest-sensitive assets, depending on management's judgment as to projected interest rate trends.

One measure of interest rate risk is the interest-sensitivity analysis, which details the repricing differences for assets and liabilities for given periods. The primary limitation of this analysis is that it is a static (i.e., as of a specific point in time) measurement that does not capture risk that varies nonproportionally with changes in interest rates. Because of this limitation, the Corporation uses a simulation model as its primary method of measuring interest rate risk. This model, because of its dynamic nature, forecasts the effects of different patterns of rate movements on the Corporation's mix of interest sensitive assets and liabilities.

The following table presents the Corporation's sensitivity to changes in interest rates, categorized by repricing period. Various assumptions are used to estimate expected maturities. The actual maturities of these instruments could vary substantially if future prepayments differ from estimated experience. Additionally, assets and liabilities reprice at different rates so that gaps may not represent an accurate assessment of interest rate risk.

Interest Sensitivity Gap Analysis

	December 31, 2011				
In thousands	One Year Or Less	One Year to Three Years	Three Years to Five Years	More than Five Years	Total
Interest earning assets					
Federal funds sold and securities purchased under agreements to resell	$ 32,600	$ —	$ —	$ —	$ 32,600
Interest-bearing deposits with banks	340	1,600	—		1,940
Investment securities	—	1,304	356	93,398	95,058
Loans	98,575	65,357	18,061	26,722	208,715
	131,515	68,261	18,417	120,120	338,313
Interest bearing liabilities					
Deposits:					
Savings	114,675	—	—		114,675
Time	84,945	46,944	14,871	457	147,217
Long-term debt	—	—	—	19,200	19,200
	199,620	46,944	14,871	19,657	281,092
Interest sensitivity gap:					
Period gap	$ (68,105)	$ 21,317	$ 3,546	$ 100,463	$ 57,221
Cumulative gap	(68,105)	(46,788)	(43,242)	57,221	57,221

The cumulative gap between the Corporation's interest rate sensitive assets and its interest rate sensitive liabilities at the one-year interval was $(68.1) million at December 31, 2011 compared to $(80.2) million December 31, 2010. This means that the Corporation had a "negative gap" position at the one-year interval, which theoretically will cause its interest-bearing liabilities to reprice faster than its interest-earning assets. However, interest sensitive assets and liabilities reprice at different speeds than yield curve changes. Based on the above model, which reflects a static interest rate environment and does not take into consideration that repricing may occur at different speeds, in a rising interest rate environment, interest income may be expected to rise slower than the interest paid on interest-bearing liabilities, thus reducing the net interest spread. Subsequent to the one-year time horizon, however, the gap is positive and remains positive in all periods listed thereafter. If interest rates decreased, the net interest received on earning assets will decline slower than the interest paid on the Corporation's liabilities, increasing the net interest spread.

Certain shortcomings are inherent in the method of gap analysis presented above. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while rates on other types of assets and liabilities may lag behind changes in market rates. In the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the table. The ability of borrowers to service debt may decrease in the event of an interest rate increase. Management considers these factors when reviewing its sensitivity gap position and establishing its ongoing asset/liability strategy.

Because individual interest earning assets and interest bearing liabilities respond differently to changes in the prime rate, more refined results are obtained when a simulation model is used. The Corporation uses a simulation model to analyze earnings sensitivity to movements in interest rates. The simulation model projects earnings based on parallel shifts in interest rates over a twelve-month period. The model is based on the actual maturity and re-pricing characteristics of rate sensitive assets and liabilities, and incorporates various assumptions which management believes to be reasonable.

At December 31, 2011, the most recently prepared model indicates that net interest income would increase 1.79% from base case scenario if interest rates rise 200 basis points and decline 14.59% if rates decrease 200 basis points. Additionally, the economic value of equity would rise 13.86% if rates rise 200 basis points and decrease 25.12% if rates decline 200 basis points.

These results indicate that the Corporation is liability-sensitive, meaning that the interest rate risk is higher if interest rates rise, which management does not expect to occur during the near term based on the recent actions and public announcements by the Federal Reserve Board of Governors.

Capital

The following table presents the consolidated and bank-only capital components and related ratios as calculated under regulatory accounting practice.

	Consolidated		Bank Only	
	December 31,		December 31,	
Dollars in thousands	2011	2010	2011	2010
Total stockholders' equity	$ 19,771	$ 22,896	$ 28,834	$ 31,798
Net unrealized loss (gain) on investment securities available for sale	(423)	126	(423)	126
Net unrealized loss on equity securities available for sale	(19)	(13)	(19)	(13)
Disallowed intangibles	(97)	(136)	(97)	(136)
Qualifying trust preferred securities	4,000	4,000	—	—
Tier 1 capital	23,232	26,873	28,295	31,775
Qualifying long-term debt	5,200	5,200	—	—
Allowance for loan losses	3,125	3,555	3,126	3,552
Other	80	80	80	80
Tier 2 capital	8,405	8,835	3,206	3,632
Total capital	$ 31,637	$ 35,708	$ 31,501	$ 35,407
Risk-weighted assets	$ 248,677	$ 283,701	$ 248,775	$ 283,487
Average total assets	356,109	426,797	356,223	426,569
Risk-based capital ratios:				
Tier 1 capital to risk-adjusted assets Actual	9.34%	9.47%	11.37%	11.21%
Minimum considered to be well-capitalized	6.00	6.00	6.00	6.00
Minimum considered to be well-capitalized under OCC requirements	N/A	N/A	10.00	10.00
Total capital to risk-adjusted assets Actual	12.72	12.59	12.66	12.49
Minimum considered to be well-capitalized	10.00	10.00	10.00	10.00
Minimum considered to be well-capitalized under OCC requirements	N/A	N/A	13.00	12.00
Leverage ratio				
Actual	6.52	6.30	7.94	7.45
Minimum considered to be well-capitalized	5.00	5.00	5.00	5.00
Minimum considered to be well-capitalized under OCC requirements	N/A	N/A	9.00	8.00

Almost all capital ratios were higher at December 31, 2011 due to the deleveraging program that was undertaken in 2011 which reduced assets.

The Bank was subject to the Formal Agreement with the OCC which required, among other things, the enhancement and implementation of certain programs to reduce the Bank's credit risk, along with the development of a capital and profit plan, the development of a contingency funding plan and the correction of deficiencies in the Bank's loan administration. The Bank failed to comply with certain provisions of the Formal Agreement; and failed to comply with the higher leverage ratio of 9% required to be maintained.

Due to the Bank's condition, the OCC has required that the Bank enter into the Consent Order of December 22, 2010 with the OCC, which contains a list of requirements. The Order supersedes and replaces the Formal Agreement. The Consent Order is summarized in Item 1. The Consent Order among other things requires that by March 31, 2011, and thereafter, the Bank must maintain total capital at least equal to 13% of risk-weighted assets and Tier 1 leverage capital at least equal to 9% of adjusted total assets. This requirement means that the Bank is not considered "well-capitalized" as otherwise defined in applicable regulations.

Results of operations – 2010 compared with 2009

The Corporation recorded a net loss of $7.5 million in 2010 compared to a loss of $7.8 million a year earlier, due primarily to a lack of OTTI losses in 2010, higher award income and increased gains on sales of investment securities, offset in part by a higher loan loss provision and increased credit costs and expenses incurred to remediate the Consent Order.

Included in both years' earnings were awards received from the CDFI Fund. The awards were based on the Bank's lending efforts in qualifying lower income communities. Award income attributable to its lending efforts and recorded as yield enhancements totaled $321,000 in 2010, $386,000 in 2009 and $421,000 in 2008 in addition to $1 million of such income included in Other income that was not considered a yield enhancement. The Bank also recorded award income related to time deposits made in other CDFI's of $24,000 in 2010, $42,000 in 2009 and $- in 2008.

Finally, the Bank recorded award income of $71,000 in 2009 and $18,000 in 2008 as a recovery of approved information technology-related costs. No such income was recorded in 2010.

In total, $1.6 million of award income was recorded in 2010, while $499,000 was recorded in 2009 and $439,000 was recorded in 2008.

These awards are dependent on the availability of funds in the CDFI Fund as well as the Corporation meeting various qualifying standards. Accordingly, there is no assurance that the Corporation will continue to receive these awards in the future. However, the Corporation has received various awards under these programs on a regular basis as follows over the past five years: 2010 - $1.6 million, 2009 - $700,000, 2008 - $1.2 million, 2007 - $542,000 and 2006 - $340,000. The Corporation expects to continue to apply for these awards.

On a fully taxable equivalent ("FTE") basis, net interest income of $13.2 million in 2010 declined from $15.3 million in 2009, while the related net interest margin declined eleven basis points, from 3.15% to 3.04%.

The reduced net interest margin occurred due largely to lost earnings on nonaccrual loans and to the average rate earned on interest-earning assets declining more rapidly than the interest paid on interest-bearing liabilities, which in turn was driven by the effects of reinvesting loan and investment principal and interest payments in shorter-term earning assets in a low interest rate environment along with variable-rate loans and investments repricing at lower rates in the low interest rate environment.

Interest income on a FTE basis declined from $24.8 million in 2009 to $20.6 million in 2010 due both to a reduction in the average rate earned and a decline in earning asset levels. The yield on interest earning assets fell 36 basis points, from 5.10% to 4.74%. Average balance reductions occurred in almost all earning asset categories and rates declined in all asset categories.

Interest income from Federal funds sold was lower in 2010 primarily due to a decline in volume. The low yield resulted from the Federal Reserve Bank's Federal Open Market Committee's ongoing decision to leave the Federal funds target rate at a range of 0% to .25%.

Interest income on taxable investment securities decreased in 2010 due to a lower average rate, which declined from 4.76% to 4.28%, as well as a lower average balance. Tax-exempt investment income declined substantially due primarily to a sale of tax-exempt securities that were no longer beneficial to the Bank because of net operating losses.

Interest income on loans declined due to a lower average rate earned, which decreased from 5.79% to 5.41% and reduced loan volume. The lower yield was caused by the low interest rate environment along with the foregone income from nonaccrual loans.

Interest expense declined in 2010, as the average rate paid to fund interest-earning assets decreased from 1.95% to 1.70%. This decline was due to the lower rates paid on all interest-bearing liabilities. The most significant reduction occurred in interest expense on time deposits, which declined 22.1% in 2010. Almost all interest-bearing liabilities had volume reductions.

Service charges on deposit accounts declined 10.6% in 2010 from 2009 due primarily to a reduction in overdraft fees resulting largely from federal opt-out rules implemented in 2010.

Agency fees declined in 2010 as they have done in recent years due to elimination by large companies of the programs that generate this source of income.

Other income was up in 2010 due to a $1 million CDFI Fund award recorded that was not considered a yield enhancement because the related loans were sold. This increase was offset in part by lower income from off-site ATMs due to the elimination of several of such ATMs.

Other operating expenses, which include expenses other than interest, income taxes and the provision for loan losses, totaled $16.1 million in 2010, a 20% increase compared to $13.4 million in 2009, driven primarily by higher management consulting fees, a $694,000 prepayment penalty on the prepayment of Federal Home Loan Bank advances and $696,000 of charges related to the closing of two branch offices, including the charge-off of $468,000 of core deposit intangible.

Salaries and other employee benefits expense was essentially unchanged in 2010 although head count declined from 103 full-time equivalent employees at the end of 2009 to 89 a year later due to branch closings. These reductions were partially offset by higher health insurance costs.

Occupancy expense rose 23.8% in 2010 due to increased rent expense on leased branches that were closed prior to lease expiration and higher property taxes, while equipment expense declined due to the elimination of several service contracts.

Management consulting fees rose 100.1% in 2010 due to the retention of consultants to assist in complying with the terms of the Consent Order, along with the outsourcing of the internal audit, loan review and compliance functions.

OREO expense declined due to lower foreclosed property writedowns in 2010. Amortization expense was higher due to the aforementioned branch closing charge and the Federal Home Loan Bank prepayment penalty resulted from the early advance payoffs.

Other expenses were up 21.4% in 2010 due primarily to higher appraisal fees and personnel agency costs.

Income tax expense in 2010 was limited to state tax expense as federal income tax benefits were restricted by valuation allowances, which rose to $8.8 million at December 31, 2010 compared to $4.7 million at the end of 2009. These deferred benefits will not be recovered until the Corporation can demonstrate the ability to generate future taxable income.

BOARD OF DIRECTORS

City National Bancshares Corporation and City National Bank of New Jersey

Eugene Giscombe, Chairman
Chairman & CEO
Giscombe Henderson, Inc.

Preston D. Pinkett, III
President & CEO
City National Bank of New Jersey

Alfonso Carney
Rockwood Partners, LLC

Louis E. Prezeau
Retired President & CEO
City National Bank of New Jersey

Lemar C. Whigham
President
L&W Enterprises

H. O'Neil Williams
Managing Partner
Mitchell & Titus, LLP

CORPORATE ASSOCIATES

TRANSFER AGENT
Registrar and Transfer Company

REGISTRAR
Registrar and Transfer Company

COUNSEL
LeClair Ryan

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
KPMG LLP

OFFICERS

City National Bancshares Corporation

Preston D. Pinkett, III
President & CEO

Edward R. Wright
Senior Vice President & CFO

Vladimir Gasparec
Treasurer

City National Bank of New Jersey

Preston D. Pinkett, III
President & CEO

Walter Bond
Senior Vice President
Chief Administrative Officer

Raul L. Oseguera
Senior Vice President
Enterprise Risk Officer

Carlton West
Senior Vice President
Chief Information Officer

Edward R. Wright
Senior Vice President
Chief Financial Officer

Vladimir Gasparec
Vice President
Controller

Lellith Lindo
Vice President
Loan Operations Manager

Victoria Sherri Licata
Vice President
Deposit Operations Mgr.

Leslie Moore
Vice President
Credit Admin. Officer

Patricia Nelson
Vice President
Regional Manager

Ridhima Ahluwalia
Assistant Vice President
Risk Analyst

Roger Altiero
Assistant Vice President
Operations Technician

Sheldon Blaine
Assistant Vice President
Compliance & BSA Officer

Willie Blalock
Assistant Vice President
Portfolio Manager

Sabrina Brice
Assistant Vice President
Branch Manager

Julie Chan
Assistant Vice President
Administration

DeMetha Hukins
Assistant Vice President
Branch Manager

Tasha Lohman
Assistant Vice President
Branch Manager

Robert Millus
Assistant Vice President
Loan Workout Specialist

Jeff Saatchi
Assistant Vice President
Risk Officer

Jagrut Shah
Assistant Vice President
Deputy Controller

Daniel Volpe
Assistant Vice President
Special Assets Officer

Paul Auguste
Bank Officer
Security/Facilities

Safiya Carr
Bank Officer
Credit Analyst

Corby R. Ellis- Mare
Bank Officer
Public Relations Officer

Stuart Nisbett
Bank Officer
Portfolio Analyst

Patricia Wilson-Nenganga
Bank Officer
Personnel Manger

Vanessa Almeida
Bank Officer
Branch Manager

Linda Campbell-Aaron
Bank Officer
Branch Manager

Francisco Castillo
Bank Officer
Branch Manager

Carey Davis
Bank Officer
Branch Manger

City National Bank Staff

Stanley Adams	Mariana Enriquez	Patricia Lawton
Frederick Agbotui	Juanita Fields	Mirna Martin
Liliana Almeida	Kimberly Genao	Dorothy McCray
Loretta America	Eva Gills- Spencer	Iona Mobley
Kirsy Anderson	Silvia Guillen	Juan Morel
Joan Auguste	Sonia Guzman	Pamela Powell
Denita Cherry	Lakisha Hassell	Mohini Ramotar
Sandra Clark	Swivelle Herring	Shaquanna Robinson
Verlaunda Crawford	Anthony Holloway	Folasade Salam
Mecca Cureton	Ernestine Jackson	Crystal Seburn-Stevens
Kristopher Daniels	Beena Jacob	Norris Smith
Farrah Davis	Carol Jefferies	Mark Stewart
Natasha Davis	Indra Johnny	Haneefah Sutton
Arly Dessources	Janice Johnson	Marie-Rose Toure
Natasha Dobson	Andre Johnson	Kenya Williams
Al-Samar Douglas	Brenda Jones	Eugene WIlliams
Diana Downer	Keisha Kowlessar	Amber Wright
Denise Dunn	Deborah Lawrence	

CITY NATIONAL BANK OF NEW JERSEY
HEADQUARTER OFFICES
900 Broad Street
Newark, NJ 07102
973-624-0865

SOUTHSIDE BRANCH
1080 Bergen Street
Newark, NJ 07112
973-923-2005

SPRINGFIELD AVENUE BRANCH
241 Springfield Avenue
Newark, NJ 07103
973-624-4545

PATERSON BRANCH
125 Broadway, Suite 102
Paterson, NJ 07505
973-279-8700

ROOSEVELT BRANCH
302 Nassau Road
Roosevelt, NY 11575
516-623-7444

EAST NEW YORK BRANCH
2815 Atlantic Avenue
Brooklyn, NY 11207
718-647-5300

HARLEM BRANCH
382 West 125th Street
New York, NY 10027
212-865-4763

www.citynatbank.com